Omnicom



ANNUAL REPORT

2004

Omnicom


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH. D.C.
202
SECTION

COMPARATIVE HIGHLIGHTS(a)

	2004	2003	2002	2001	2000	5 YR. CAGR
						(Amounts in Millions Except Per Share Amounts)
Operating Data						
Revenue	**$9,747.2**	$8,621.4	$7,536.3	$6,889.4	$6,154.2	13.7%
Operating Profit	**1,215.4**	1,091.9	985.1	889.1	839.5	11.7%
Net Income	**723.5**	631.0	570.5	455.7	475.7	15.8%
Earnings per share						
—Basic	**$3.90**	$3.37	$3.07	$2.49	$2.72	14.5%
—Diluted	**3.88**	3.37	3.07	2.48	2.61	15.0%
As adjusted(b):						
Net Income, excluding goodwill amortization and Razorfish gain	**$723.5**	$631.0	$570.5	$538.8	$488.4	11.8%
Earnings per common share, excluding goodwill amortization and Razorfish gain						
—Basic	**$3.90**	$3.37	$3.07	$2.95	$2.79	10.6%
—Diluted	**3.88**	3.37	3.07	2.92	2.68	11.2%
Dividends per share	**$0.90**	$0.80	$0.80	$0.775	$0.70	7.6%
Common stock data						
Weighted average number of common shares and common equivalent shares outstanding during the year						
—Basic	**185.7**	187.3	186.1	182.9	174.9	
—Diluted	**186.6**	187.6	186.2	188.0	189.0	

(a) In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, was recorded as an expense in the current period utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior periods have been restarted as if we had used the fair value method to account for stock-based employee compensation.

(b) As required by Statement of Financial Accounting Standards No. 142 — "Goodwill and Other Intangibles", beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives are not amortized. To make our results for the periods prior to 2002 more directly comparable, we adjusted our historical results for periods prior to 2002 to eliminate goodwill amortization for all periods, as well as the non-recurring gain on the sale of Razorfish shares in 2000, and the related tax impacts as noted. As a result of these adjustments, the amounts presented for periods prior to 2002 are non-GAAP financial measures. We believe that by making these adjustments, the table that follows presents selected financial data using amounts that are more comparable year-to-year and thus more meaningful for purposes of this analysis. (See Item 6 in the accompanying Annual Report on Form 10-K for a reconciliation of the GAAP amounts to the "as adjusted" amounts.)

Dear Fellow Shareholders

Few things are more satisfying as a chief executive than to look back on the year just past and be able to declare that management's major objectives were accomplished. I am pleased to say that 2004 was such a year for Omnicom.

Omnicom again increased annual revenues and earnings. Our strategy of serving more of the needs of Omnicom's largest clients through client-centered networks helped drive revenues to record highs in 2004. We saw significant benefits from realigning the cost structures of our agencies during the past three years. This in turn enabled us to fulfill our stated goal of substantially increasing incentive compensation so we can continue to attract and retain top-quality talent at our agencies. Those agencies performed exceptionally well in their own right during 2004, not only gaining market share and winning new clients but also commanding an unprecedented share of our industry's most prestigious awards for creative excellence.

Though it was not on our strategic agenda, we were also pleased that Omnicom was included in *Fortune* magazine's list of "America's Most Admired Companies" for 2004. We led our industry group in the annual survey with the number one position in seven of eight key attributes, including innovation, employee talent, financial soundness and long-term investment.

Consistent operating performance
After three years of lagging economic conditions and cautious commitments by clients, we began to see the signs of spending growth during 2004. Omnicom's worldwide revenues increased 13 percent in 2004 to $9.7 billion from $8.6 billion in 2003. Domestic revenues increased more than 10 percent to $5.2 billion, while international revenues advanced 16 percent to $4.5 billion. Approximately 10 percent of the increase in international revenues resulted from foreign exchange impacts, most notably the continued strengthening during 2004 of the Euro and British pound against the U.S. dollar.

Each of our marketing services disciplines contributed to revenue growth in 2004. Traditional media advertising grew by more than 11 percent and accounted for 43 percent of total revenues. Customer relationship management – about 35 percent of revenues last year – posted a solid 14 percent gain over 2003. Specialty communications had a terrific year, advancing nearly 18 percent due largely to a strong resurgence in spending from the healthcare and recruitment sectors. Our public relations companies also performed very well, posting a 12 percent gain in revenues over 2003 levels.

Net income in 2004 was $723.5 million, a 15 percent increase from the $631 million earned in 2003. Diluted earnings per share also increased 15 percent in 2004, to $3.88 per share from $3.37 per share in 2003. It is worth noting that this strong bottom-line performance was achieved despite significant additional expenses required to complete Omnicom's Sarbanes-Oxley Act Section 404 certification.

As we announced last year at this time, Omnicom was an early adopter of the Financial Accounting Standards Board's requirement that stock options awarded to employees be recorded as an expense on the Company's income statement. We adopted the new standard as at January 1, 2004. This change in no way altered our flexibility to design the competitive compensation packages we need to attract and keep the best talent required by our agencies to meet the expectations of our clients.

Sarbanes-Oxley certification

In late 2004, Omnicom successfully completed its Sarbanes-Oxley Act Section 404 certification process. Section 404 requires senior managers of public companies to take responsibility for the effectiveness of the internal control structures and procedures that underlie their companies' financial reporting. The certification process required documentation and testing across all of our companies around the world in order to make certain that our disclosure controls and procedures are effective for the recording, processing, summarization and reporting of information required to be included in our annual report on Form 10-K.

The compliance process necessitated a huge expenditure of energy and resources during the past 18-24 months by our financial staff around the world. In fact, our acquisition activity was curtailed during this time because of the pressing demands of the certification process. This annual certification and audit procedure has added a substantial amount of recurring expense to Omnicom's cost base.

Investing for excellence

I noted in last year's letter that our agencies made several significant investments in hiring senior creative people and their account teams. As we anticipated, we are seeing significant returns on these investments, not only in new business won but also in the creative energy they have brought to their agencies. We intend to continue to invest in Omnicom's business and people while ensuring that the whole is also as efficient as possible.

Investments such as these generate substantial returns for Omnicom and its shareholders over the long term. Our business model places clients at the center of our organization. To make this approach a practical reality for clients, we have invested substantial amounts of capital to achieve a balanced mix of top-quality agencies in each marketing discipline in major markets around the world, which enables us to bring together a customized mix of skills to deliver client messages consistently and cost-effectively. This client-centric approach is a key factor in the continuing growth in Omnicom's market share in all disciplines.

Managing that growth efficiently is an important priority for us because it is the engine of new investment. During 2004, we saw the benefits of our organization-wide efforts to get cost structures right location by location in a rapidly changing marketplace. The credit for Omnicom's success in achieving alignment between its resources and business levels must go to the management teams of our individual agencies. It's worth noting that many of these men and women have attended Omnicom University programs that gave them the opportunity to learn the best practices needed to manage professional service firms effectively. We expect that our multi-million-dollar annual investment in continuing education will deliver significant returns for many years to come.

Our agencies' ability to right-size their operations enabled us to improve operating profits and to substantially increase the incentive compensation that enables us to attract and retain the creative talent that is the foundation of our relationships with clients. Our long-term strategy of investing to build top creative teams around the world paid off again in 2004. In the annual *Gunn Report* on the performance of agency networks in the world's top creative awards, Omnicom's networks took the top three places, with the winner taking an unprecedented total number of awards. In fact, our three networks were awarded more than the rest of the top ten networks combined.

We expect our investment in the future growth of Omnicom will accelerate in 2005. As we've said repeatedly, our over-arching competitive strategy is to broaden our business with our largest clients by growing our marketing capabilities and geographic reach. Having a balanced mix of the top agencies in all marketing disciplines in all key markets enables us not only to compete effectively for new business with few conflicts of interest but also to create overlapping relationships between agencies. It is a strategy that has shown its effectiveness in growing revenues and providing consistency for Omnicom's consolidated financial performance. So we anticipate that investment in new acquisitions will increase in 2005 compared to the previous two years as we acquire new creative businesses that will help us meet more of the identified needs of our large clients around the world.

Looking ahead

We ended 2004 with a tangible feeling of renewed momentum. Apart from the usual adjustments required by business wins and losses, the right-sizing necessitated by the challenging global markets of the past three years is substantially behind us. The focus throughout the Omnicom group of agencies is now sharply on growth – profitable growth.

We have a very solid foundation on which to continue to grow. Our creative teams are the best in the business, and we intend to make investments to develop and deepen our creative bench strength. Equally important is our agencies' ability to work together in client-centric networks that transcend disciplines and geographies in pursuit of the very best outcome for clients.

Overall, our objectives and the strategies to meet them will be for the most part unchanged from those that have delivered many consecutive years of improvements in revenues and earnings. We intend to grow revenues by serving more of the needs of our largest clients through client-centered networks of the top creative talents in major markets around the world. Through hard work at all levels of Omnicom, we now have a far more sustainable cost structure, and in 2005 we will continue to look for opportunities to improve on the efficiencies we've achieved. This straightforward approach to creating value has served our shareholders well for the past 18 years, and we intend do our very best to ensure that it does again in 2005.

Sincerely,



John D. Wren
President & Chief Executive Officer
April 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10551

OMNICOM GROUP INC.
(Exact name of registrant as specified in its charter)

New York	**13-1514814**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
437 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which Registered
Common Stock, $.15 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein and will not be contained in the definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes ☒ No ☐

At February 28, 2005, 184,776,556 shares of Omnicom Common Stock, $.15 par value, were outstanding; the aggregate market value of the voting stock held by nonaffiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $13,707,144,000.

Certain portions of Omnicom's definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on May 24, 2005 are incorporated by reference into Part III of this report.

OMNICOM GROUP INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

* The information called for by Items 10, 11, 12, 13 and 14 to the extent not included in this document, is incorporated herein by reference to the information to be included under the captions "Election of Directors", "Stock Ownership", "Director Compensation" and "Executive Compensation" in Omnicom's definitive proxy statement, which is expected to be filed by April 22, 2005.

PART I

Introduction

This report is both our 2004 annual report to shareholders and our 2004 annual report on Form 10-K required under federal securities laws.

We are a strategic holding company. We provide professional services to clients through multiple agencies operating in all major markets around the world. Our companies provide advertising, marketing and corporate communications services. For simplicity, however, the terms "Omnicom", "we", "our" and "us" each refer to Omnicom Group Inc. and our subsidiaries unless the context indicates otherwise.

Statements of our beliefs or expectations regarding future events are "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to various risks and uncertainties, including as a result of the specific factors identified under the captions "Risks and Competitive Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2 and 8 and elsewhere in this report. There can be no assurance that these beliefs or expectations will not change or be affected by actual future events.

1. Business

Our Business: As a strategic holding company, we are one of the largest advertising, marketing and corporate communications companies in the world. Omnicom was formed as a corporation in 1986 by the merger of several leading advertising, marketing and corporate communications networks. Around that time and through the 1990s, the proliferation of media channels, especially print and cable television, effectively fragmented mass audiences. This development made it increasingly more difficult for marketers to reach their target audiences in a cost-effective way, and they turned to marketing service providers such as Omnicom for a customized mix of advertising and marketing communications services that would make best use of their total marketing expenditures.

Our agencies provide an extensive range of services which we group into four fundamental disciplines: traditional media advertising; customer relationship management ("CRM"); public relations and specialty communications. The services included in these categories are:

advertising
brand consultancy
crisis communications
custom publishing
database management
digital and interactive marketing
direct marketing
directory advertising
entertainment marketing
environmental design
experiential marketing
field marketing
financial / corporate business-to-business advertising
graphic arts
healthcare communications
instore design
investor relations
marketing research
media planning and buying
multi-cultural marketing
non-profit marketing
organizational communications
package design
product placement
promotional marketing
public affairs
public relations
real estate advertising and marketing
recruitment communications
reputation consulting
retail marketing
sports and event marketing

Although the medium used to reach a given client's target audience may be different across each of these disciplines, the marketing message is developed in the same way — and it is delivered in the same way — through the provision of consultative services.

Omnicom's business model was built and evolves around its clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. The fundamental premise of our business is that the specific requirements of our clients should be the central focus in how we structure our business offering and allocate our resources. As clients increase their demands for marketing effectiveness and efficiency, they tend to consolidate their business with larger, multi-disciplinary agencies. Accordingly, our business model demands that multiple agencies within Omnicom collaborate in formal and virtual networks that cut across internal organizational structures to execute against our clients' specific marketing requirements. We believe that this organizational philosophy, and our ability to execute on it, is what differentiates us from our competition.

Our agency networks and our virtual networks, provide us with the ability to integrate services across all disciplines. This means that the delivery of these services can and does take place across agencies, networks and geographies simultaneously.

Longer term, we believe that our virtual network strategy facilitates better integration of services required by the demands of the marketplace for advertising and marketing communications services. Our over-arching strategy for the business is to continue to use our virtual networks to grow our business relationships with our clients.

The various components of our business and material factors that affected us in 2004 are discussed under the caption "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of this report. None of our acquisitions in 2004, 2003 or 2002 were material to our consolidated financial position or results of operations. For information concerning our acquisitions, see note 2 to our consolidated financial statements.

Geographic Regions: Our total consolidated revenue is about evenly divided between U.S. and non-U.S. operations. For financial information concerning domestic and foreign operations and segment reporting, see note 5 to our consolidated financial statements.

Our Clients: Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients, across a variety of geographies. Furthermore, in many cases our agencies or networks serve different product groups within the same clients served by other of Omnicom's agencies or networks. For example, our largest client was served by more than 90 of our agencies in 2004 and represented 4.3% of our 2004 consolidated revenue. No other client accounted for more than 2.8% of our consolidated 2004 revenue. Each of our top 100 clients were served, on average, by 23 of our agencies in 2004. Our top 100 clients represented 45.1% of our 2004 consolidated revenue.

Our Employees: We employed approximately 61,000 people at December 31, 2004. We are not party to any significant collective bargaining agreements. The skill-sets of our workforce across our agencies and within each discipline are similar. Common to all is the ability to understand a client's brand, its selling proposition and the ability to develop a unique message to communicate the value of the brand to the client's target audience. Recognizing the importance of this core competency, we have established training and education programs for our service professionals around this competency. See our management discussion and analysis beginning on page 8 of this report for a discussion of the effect of salary and related costs on our historical results of operations.

Risks and Competitive Conditions: We face the risks normally associated with global services businesses. The operational and financial performance of our businesses are typically tied to overall economic and regional market conditions, competition for client assignments and talented staff, new business wins and losses and the risks associated with extensive international operations. We do not believe that our international operations as a whole present any material foreign exchange risk to our overall business because they invoice clients and pay expenses in their local currency. However, there are some risks of doing business abroad, including those of currency fluctuations, political instability and exchange controls, which do not affect domestic-focused firms. For financial information on our operations by geographic area, see note 5 to our consolidated financial statements.

The particular businesses in which we participate are highly competitive. Typically, the financial and technological barriers to entry are low. Key competitive considerations for keeping existing business and winning new business include our ability to develop creative solutions that meet client needs, the quality and effectiveness of the services we offer, and our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, companies put their advertising, marketing and corporate communications services business up for competitive review from time to time. To the extent that we are not able to remain competitive or to keep key clients, our business and financial results would be adversely affected.

Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' policies on, or perceptions of, conflicts of interest arising out of other client relationships. We maintain multiple agencies to effectively manage multiple client relationships and avoid potential conflicts of interests. In addition, an important aspect of our competitiveness is our ability to retain key personnel. Our continuing ability to attract and retain these employees may have a material effect on our business and financial results.

Our revenue is dependent upon the advertising, marketing and corporate communications requirements of our clients and tends to be lowest in the first and third quarters of the calendar year as a result of the post-holiday slowdown in client activity at the beginning of January and a slowdown in client activity in August primarily as a result of the vacation season. See our management discussion and analysis in Part II of this report for a discussion of the effect of market conditions and other factors on our historical results of operations.

Directly or indirectly, government agencies and consumer groups have from time to time affected or attempted to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services, whether through regulations or other governmental action. However, these attempts have not materially affected our agency networks nor do we expect such actions to do so in the future.

2. Properties

We maintain office space in many major cities around the world. The office space requirements of our agencies are similar across geographies and disciplines and is in suitable and well-maintained condition for our current operations. This space is primarily used for office and administrative purposes by our employees in performing professional services. Our principal corporate offices are at 437 Madison Avenue, New York, New York and One East Weaver Street, Greenwich, Connecticut. We also maintain executive offices in London, England.

Our office space is utilized for performing professional services. Substantially all of our office space is leased from third parties with varying expiration dates ranging from one to 19 years. Certain of our leases are subject to rent reviews or contain various escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. Leases are denominated in the local currency of the operating entity. Our consolidated rent expense was $345.3 million in 2004, $335.5 million in 2003 and $311.3 million in 2002, after reduction for rents received from subleases of $26.3 million, $17.3 million and $15.5 million, respectively. Our obligations for future minimum base rents under terms of non-cancelable real estate leases and other operating leases, which include primarily office furniture and computer and technology equipment, reduced by rents receivable from non-cancelable subleases are (in millions):

	Net Rent
2005	$401.2
2006	335.1
2007	282.1
2008	231.1
2009	206.3
Thereafter	884.2

See note 10 to our consolidated financial statements of this report for a discussion of our lease commitments and our management discussion and analysis in Part II of this report for the impact of leases on our operating expenses.

3. Legal Proceedings

Beginning on June 13, 2002, several proposed class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption In re Omnicom Group Inc. Securities Litigation, No. 02-CV4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges among other things that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of certain internet investments made by our Communicade Group, which we contributed to Seneca Investments LLC in

2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants have moved to dismiss the complaint. The court has not yet decided the motion. In addition to the proceedings described above, a shareholder derivative action was filed on June 28, 2002 in New York State Court in New York City, by a plaintiff shareholder, purportedly on the company's behalf. The complaint alleges, among other things, breaches of fiduciary duty, disclosure failures, abuse of control and gross mismanagement in connection with the formation of Seneca Investments LLC by certain of our current and former directors. This case is stayed, pending a ruling on the motion to dismiss the proposed class action. On February 18, 2005, another shareholder filed an action asserting similar claims. No response is yet required.

The defendants in these cases expect to defend themselves vigorously. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, we cannot assure investors as to the ultimate effect of these matters on our financial position or results of operations.

We are also involved from time to time in various routine legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

For additional information concerning our legal proceedings, including the class action and derivative action described above, see note 14 to our consolidated financial statements, which is incorporated into this section by reference.

4. Submission of Matters to a Vote of Security Holders

Our annual shareholders meeting has historically been held in the second quarter of the year. No matters were submitted to a vote of our shareholders during the last quarter of 2004.

PART II

5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are listed on the New York Stock Exchange under the symbol "OMC". On February 28, 2005, we had 3,784 holders of record of our common shares. The table below shows the range of quarterly high and low sales prices reported on the New York Stock Exchange Composite Tape for our common shares and the dividends paid per share for these periods.

Period	High	Low	Dividends Paid Per Share
Q1 2003	$68.25	$46.50	$0.200
Q2 2003	76.43	53.15	0.200
Q3 2003	81.18	69.61	0.200
Q4 2003	87.60	71.80	0.200
Q1 2004	$88.82	$74.65	$0.200
Q2 2004	83.48	75.05	0.225
Q3 2004	76.15	66.43	0.225
Q4 2004	84.95	70.97	0.225

The following table presents information with respect to purchases of common stock made during the three months ended December 31, 2004, by us or any of our "affiliated purchasers."

During the month:	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
October 2004	—	$ —	—	—
November 2004	6,130	82.75	—	—
December 2004	26,382	84.62	—	—
Total	32,512	$84.26	—	—

6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes which begin on page F-1, as well as our management's discussion and analysis which appears in Part II of this report.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, was recorded as an expense in the current period utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior periods have been restated as if we had used the fair value method to account for stock-based employee compensation.

For the years ended December 31,	(Dollars in Millions Except Per Share Amounts) 2004	2003	2002	2001	2000
Revenue	$9,747.2	$8,621.4	$7,536.3	$6,889.4	$6,154.2
Operating Profit	1,215.4	1,091.9	985.1	889.1	839.5
Income After Income Taxes	782.5	696.1	625.0	495.9	519.4
Net Income	723.5	631.0	570.5	455.7	475.7
Net Income per common share:					
Basic	3.90	3.37	3.07	2.49	2.72
Diluted	3.88	3.37	3.07	2.48	2.61
Dividends declared per common share	0.900	0.800	0.800	0.775	0.700

As of the year ended December 31:	(Dollars in Millions Except Per Share Amounts) 2004	2003	2002	2001	2000
Cash, cash equivalents and short-term investments	$ 1,739.6	$ 1,548.9	$ 695.9	$ 517.0	$ 576.5
Total assets	16,002.4	14,620.0	12,056.5	10,686.8	9,899.2
Long-term obligations					
Long-term debt	19.1	197.3	197.9	490.1	1,015.4
Convertible notes	2,339.3	2,339.3	1,747.0	850.0	230.0
Deferred compensation and other liabilities	309.1	326.5	293.6	297.0	296.9

As discussed in footnote 1 of the notes to our consolidated financial statements, as required by statements of Financial Accounting Standards 142 — "Goodwill and Other Intangibles" ("SFAS 142"), beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives are not amortized due to a change in generally accepted accounting principles ("GAAP"). To make our results for the periods prior to 2002 more directly comparable in the table that follows, we adjusted our historical results for periods prior to 2002 to eliminate goodwill amortization for all periods, as well as a non-recurring gain on the sale of Razorfish shares in 2000, and the related tax impacts. As a result of these exclusions, this presentation is a non-GAAP financial measure. We believe that by excluding the items noted above, the table below presents selected financial data using amounts that are more comparable year-to-year and thus more meaningful for purposes of this analysis. In addition, as a reminder, "Net Income, as reported, GAAP" includes the effect of our adoption of SFAS No. 123 for all prior periods presented below.

	(Dollars in Millions Except Per Share Amounts) 2004	2003	2002	2001	2000
Net Income, as adjusted:					
Net Income, as reported, GAAP	$723.5	$631.0	$570.5	$455.7	$475.7
Add-back goodwill amortization, net of income taxes	—	—	—	83.1	76.5
Less: gain on sale of Razorfish shares, net of income taxes	—	—	—	—	(63.8)
Net Income, excluding goodwill amortization and Razorfish gain	$723.5	$631.0	$570.5	$538.8	$488.4
Basic Net Income per share:					
as reported, GAAP	$3.90	$3.37	$3.07	$2.49	$2.72
as adjusted	$3.90	$3.37	$3.07	$2.95	$2.79
Diluted Net Income per share:					
as reported, GAAP	$3.88	$3.37	$3.07	$2.48	$2.61
as adjusted	$3.88	$3.37	$3.07	$2.92	$2.68

The following is a reconciliation of the "as reported" to "as adjusted" Net Income per share on a basic and diluted basis.

	2004	2003	2002	2001	2000
Basic Net Income per share, as adjusted:					
Net Income per common share:					
Basic, as reported, GAAP	$3.90	$3.37	$3.07	$2.49	$2.72
Add-back goodwill amortization per common share, net of income taxes	—	—	—	0.46	0.44
Less: gain on sale of Razorfish shares, per common share, net of income taxes	—	—	—	—	(0.37)
Net Income per common share, excluding goodwill amortization and Razorfish gain:					
Basic	$3.90	$3.37	$3.07	$2.95	$2.79
Diluted Net Income per share, as adjusted:					
Net Income per common share:					
Diluted, as reported, GAAP	$3.88	$3.37	$3.07	$2.48	$2.61
Add-back goodwill amortization per common share, net of income taxes	—	—	—	0.44	0.41
Less: gain on sale of Razorfish shares, per common share, net of income taxes	—	—	—	—	(0.34)
Net Income per common share, excluding goodwill amortization and Razorfish gain:					
Diluted	$3.88	$3.37	$3.07	$2.92	$2.68

7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

We are a strategic holding company. We provide professional services to clients through multiple agencies around the world. On a global, pan-regional and local basis, our agencies provide these services in the following disciplines: traditional media advertising, customer relationship management, public relations and specialty communications. Our business model was built and evolves around clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around clients. The fundamental premise of our business is that clients' specific requirements should be the central focus in how we structure our business offering and allocate our resources. This client-centric business model results in multiple agencies collaborating in formal and informal virtual networks that cut across internal organizational structures to deliver consistent brand messages for a specific client and execute against our clients' specific marketing requirements. We continually seek to grow our business with our existing clients by maintaining our client-centered approach, as well as expanding our existing business relationships into new markets and new clients. In addition, we pursue selective acquisitions of complementary companies with strong, entrepreneurial management teams that typically either currently serve or have the ability to serve our existing client base.

Several long-term trends continue to positively affect our business, including our clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets. Additionally, in an effort to gain greater efficiency and effectiveness from their marketing dollars, clients are increasingly requiring greater coordination of their traditional advertising and marketing activities and concentrating these activities with a smaller number of service providers.

Globally, during the past few years, the overall industry has continued to be affected by geopolitical unrest, lagging economic conditions, lack of consumer confidence and cautious client spending. All of these factors contributed to a difficult business environment and industry-wide margin contraction. During this period we have continued to invest in our businesses and our personnel, and have taken action to reduce costs at some of our agencies to deal with the changing economic circumstances.

Although the business environment has been difficult, as a result of the diversity and balance of our portfolio of companies and service offerings, we continued to grow our revenues, operating income, net income and earnings per share. In the United States, revenue growth accelerated to 10.6% in 2004 and on a constant currency basis, revenue growth for our international business increased to 6.0%, an improvement over the prior year's revenue growth of 10.2% and 5.7%, respectively. The slower international growth has been evidenced mainly in Continental European countries.

As a result of increased incentive compensation costs, increased professional fees and increased amortization of other intangible assets, our operating margins were lower in 2004 and in 2003. However, as a result of our revenue initiatives and cost reduction actions, we have achieved an improvement in our operating margins in the fourth quarter of 2004, relative to the same period in the prior year. Our operating margin for the fourth quarter of 2004 was 14.2% versus 14.1% for the fourth quarter of 2003. We are hopeful that margins will continue to stabilize as a result of our new business initiatives associated with the positive long-term industry trends described above, combined with continuing improvements in the U.S. and international economy and the cost-reduction actions taken in prior periods by our agencies.

Given our size and breadth, we manage the business by monitoring several financial and non-financial performance indicators. The key indicators that we review focus on the areas of revenues and operating expenses.

Revenue growth is analyzed by reviewing the components and mix of the growth, including: growth by major geographic location; growth by major marketing discipline; growth from currency changes; growth from acquisition and growth from our largest clients.

In recent years, our revenue has been divided almost evenly between domestic and international operations. In 2004, our overall revenue growth was 13.1%, of which 4.5% was related to changes in foreign exchange rates and 1.9% was related to acquired entities. The remainder, 6.7%, was organic growth.

In 2004, traditional media advertising represented about 43% of the total revenue and grew by 11.4% over the prior year. Customer relationship management represented about 34% of the total revenue and grew by

14.0% over the previous year. Public relations represented about 11% of the total revenue and grew by 12.0% over the previous year and specialty communications represented about 12% of total revenue and grew by 17.6% over the previous year.

We measure operating expenses in two distinct cost categories, salary and service costs, and office and general expenses. Salary and service costs are primarily comprised of employee compensation related costs and office and general expenses are primarily comprised of rent and occupancy costs, technology related costs and depreciation and amortization. Each of our agencies require service professionals with a skill set that is common across our disciplines. At the core is their ability to understand a client's brand and its selling proposition, and their ability to develop a unique message to communicate the value of the brand to the client's target audience. The office space requirements of our agencies are similar across geographies and disciplines, and their technology requirements are generally limited to personal computers, servers and off-the-shelf software.

Because we are a service business, we monitor these costs on a percentage of revenue basis. Salary and service costs tend to fluctuate in conjunction with changes in revenues, whereas office and general expenses, which are not directly related to servicing clients, tend to decrease as a percentage of revenue as revenues increase because a significant portion of these expenses are relatively fixed in nature. During 2004, salary and service costs increased to 70.2% of revenue from 68.6% of revenue in 2003 due in part to our efforts to restore incentive compensation, while office and general expenses declined to 17.3% of revenue from 18.8% in 2003 as a result of our continuing efforts to better align these costs with business levels on a location-by-location basis.

Our net income for 2004 increased by 14.7% to $723.5 million from $631.0 million in 2003 and our diluted EPS increased by 15.1% to $3.88 from $3.37.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, was recorded as an expense in the current period utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for all prior periods presented have been restated as if we had used the fair value method to account for stock-based employee compensation.

Financial Results from Operations — 2004 Compared with 2003

	(Dollars in millions, except per share amounts)	
Twelve Months Ended December 31,	**2004**	**2003**
Revenue	$9,747.2	$8,621.4
Operating expenses:		
Salary and service costs	6,846.8	5,911.8
Office and general expenses	1,685.0	1,617.7
	8,531.8	7,529.5
Operating profit	1,215.4	1,091.9
Net interest expense:		
Interest expense	51.1	57.9
Interest income	(14.5)	(15.1)
	36.6	42.8
Income before income taxes	1,178.8	1,049.1
Income taxes	396.3	353.0
Income after income taxes	782.5	696.1
Equity in earnings of affiliates	17.1	15.1
Minority interests	(76.1)	(80.2)
Net income	$ 723.5	$ 631.0
Net Income Per Common Share:		
Basic	$3.90	$3.37
Diluted	3.88	3.37
Dividends Declared Per Common Share	$0.90	$0.80

The following year-over-year analysis gives further details and insight into the changes in our financial performance.

Revenue: When comparing performance between years, we discuss non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/dispositions and organic growth have on reported revenues. As we derive significant revenue from international operations, changes in foreign currency rates between the years impact reported results. Reported results are also impacted by our acquisition and disposition activity and organic growth. Accordingly, we provide this information to supplement the discussion of changes in revenue period-to-period.

Our 2004 consolidated worldwide revenue increased 13.1% to $9,747.2 million from $8,621.4 million in 2003. Foreign exchange impacts increased worldwide revenue by $390.6 million. The effect of acquisitions, net of disposals, increased 2004 worldwide revenue by $163.9 million. Organic growth increased worldwide revenue by $571.3 million. The components of total 2004 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below ($ in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2003	$8,621.4	—	$4,720.9	—	$3,900.5	—
Components of Revenue Changes:						
Foreign exchange impact	390.6	4.5%	—	—	390.6	10.0%
Acquisitions	163.9	1.9%	131.9	2.8%	32.0	0.8%
Organic	571.3	6.7%	370.6	7.8%	200.7	5.2%
December 31, 2004	$9,747.2	13.1%	$5,223.4	10.6%	$4,523.8	16.0%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $9,356.6 million for the Total column in the table). The foreign exchange impact equals the difference between the current period revenue in U.S. dollars and the current period revenue in constant currency (in this case $9,747.2 million less $9,356.6 million for the Total column in the table).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $8,621.4 million for the Total column in the table).

The components of revenue and revenue growth for 2004 compared to 2003, in our primary geographic markets are summarized below ($ in millions):

	$ Revenue	% Growth
United States	$5,223.4	10.6%
Euro Markets	2,058.2	15.0%
United Kingdom	1,085.0	15.2%
Other	1,380.6	18.1%
Total	$9,747.2	13.1%

As indicated, foreign exchange impacts increased our international revenue by $390.6 million for 2004. The most significant impacts resulted from the continued strengthening of the Euro and the British Pound against the U.S. dollar, as our operations in these markets represented approximately 70.0% of our international revenue. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2004, and historically each year for us as a whole, was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 4.3% of worldwide revenue in 2004 and 4.7% in 2003 and no other client represented more than 2.8% in 2004 or 2003. Our ten largest and 250 largest clients represented 18.3% and 55.9% of our 2004 worldwide revenue, respectively and 18.7% and 53.8% of our 2003 worldwide revenue.

Driven by clients' continuous demand for more effective and efficient branding activities, we strive to provide an extensive range of advertising, marketing and corporate communications services through various client centric networks that are organized to meet specific client objectives. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, directory advertising, entertainment marketing, environmental design, experiential marketing, field marketing, financial / corporate business-to-business advertising, graphic arts, healthcare communications, instore design, investor relations, marketing research, media planning and buying, multi-cultural marketing, non-profit marketing, organizational communications, package design, product placement, promotional marketing, public affairs, public relations, real estate advertising and marketing, recruitment communications, reputation consulting, retail marketing and sports and event marketing. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories: traditional media advertising, customer relationship management, referred to as CRM, public relations and specialty communications as summarized below.

	(Dollars in millions)					
	Twelve Months Ended December 31,					
	2004		2003		2004 vs 2003	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$4,207.5	43.2%	$3,775.7	43.8%	$ 431.8	11.4%
CRM	3,366.1	34.5%	2,953.4	34.2%	412.7	14.0%
Public relations	1,040.5	10.7%	928.6	10.8%	111.9	12.0%
Specialty communications	1,133.1	11.6%	963.7	11.2%	169.4	17.6%
	$9,747.2		$8,621.4		$1,125.8	13.1%

Certain reclassifications have been made to the 2003 amounts in the tables above to conform the numbers to the 2004 amounts presented.

Operating Expenses: Our 2004 worldwide operating expenses increased $1,002.3 million, or 13.3%, to $8,531.8 million from $7,529.5 million in 2003, as shown below.

	(Dollars in millions)							
	2004			2003			2004 vs 2003	
	Revenue	% of Revenue	% of Total Op. Costs	Revenue	% of Revenue	% of Total Op. Costs	$ Growth	% Growth
Revenue	$9,747.2			$8,621.4			$1,125.8	13.1%
Operating expenses:								
Salary and service costs	6,846.8	70.2%	80.3%	5,911.8	68.6%	78.5%	935.0	15.8%
Office and general expenses	1,685.0	17.3%	19.7%	1,617.7	18.8%	21.5%	67.3	4.2%
Total Operating Costs	8,531.8	87.5%		7,529.5	87.3%		1,002.3	13.3%
Operating profit	$1,215.4	12.5%		$1,091.9	12.7%		$ 123.5	11.3%

Salary and service costs represent the largest part of operating expenses. During 2004, we continued to invest in our businesses and their personnel. As a percentage of operating expenses, salary and service costs were 80.3% in 2004 and 78.5% in 2003. These costs are comprised of direct service costs and salary and related costs. Most, or $935.0 million and 93.3%, of the $1,002.3 million increase in operating expenses in 2004 resulted from increases in salary and service costs. This increase was attributable to increased revenue levels and the required increases in direct salary and salary related costs necessary to deliver our services, including increases in incentive compensation costs, increases in freelance labor costs and increases in costs relating to new business initiatives and recruiting. This was partially offset by a reduction in severance costs and the expected positive impact in 2004 of previous cost actions. As a result, salary and service costs as a percentage of revenues increased year-to-year from 68.6% in 2003 to 70.2% in 2004.

Office and general expenses represented 19.7% and 21.5% of our operating expenses in 2004 and 2003, respectively. These costs are comprised of office and equipment rent, technology costs and depreciation, amortization of identifiable intangibles, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses decreased in 2004 from 18.8% to 17.3% because these costs are relatively fixed in nature and decrease as a percentage of revenue as revenue increases. In addition, this year-over-year decrease resulted from our continuing efforts to better align these costs with business levels on a location-by-location basis. This decrease was partially offset by increased costs incurred in connection with the implementation of Sarbanes-Oxley Section 404 and $9.9 million of costs incurred in connection with the disposal of two non-strategic businesses early in 2004.

We expect our efforts to control operating expenses will continue as we continuously look for ways to increase the variability of our cost structure. We are hopeful that with the continuing improvements in the U.S. economy combined with the cost reduction actions taken by our agencies, margins will continue to stabilize.

Included in office and general expense was a net gain of $13.1 million related to investment activity during the first quarter of 2004. In March 2004, in connection with Seneca LLC's recapitalization, we agreed to exchange our remaining preferred stock in Seneca for a $24.0 million senior secured note and 40% of Seneca's outstanding common stock. The note, which is due in March 2007, bears interest at a rate of 6.25% per annum. The recapitalization transaction was required to be recorded at fair value and, accordingly, we recorded a pre-tax net gain of $24.0 million. This gain was partially offset by losses of $10.9 million on other cost-based investments unrelated to our investment in Seneca. Additional information appears in note 6 to our consolidated financial statements.

Excluding the net gain of $13.1 million from investment activity, office and general expenses were 17.4% of revenue in 2004, compared to 18.8% of revenue in 2003, and operating margin decreased to 12.3% of revenue from 12.7% of revenue.

Net Interest Expense: Our net interest expense decreased in 2004 to $36.6 million, as compared to $42.8 million in 2003. Our gross interest expense decreased by $6.8 million to $51.1 million. This decrease is attributed to a reduction of $5.1 million in the amortization of interest related payments on our convertible notes from $28.1 million in 2003 to $23.0 million in 2004 and reductions resulting from cash management efforts during the course of the year. This reduction was partially offset by an increase in interest expense relative to the €152.4 million 5.20% Euro note due to the foreign currency change of the Euro relative to the U.S. dollar in 2004.

As a result of interest related payments made in the second half of 2004 related to our convertible notes, we expect interest expense to increase by $10.4 million in 2005 compared to 2004, as these payments are amortized ratably through their next put dates.

See "Liquidity and Capital Resources" for a discussion of our indebtedness and related matters.

Income Taxes: Our 2004 consolidated effective income tax rate of 33.6% was unchanged from 2003. The FASB issued two staff proposals on accounting for income taxes to address recent changes enacted by the United States Congress. Proposed Staff Position FAS 109-a, Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004, and Proposed Staff Position FAS 109-b, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004. We believe that Proposed Staff Position FAS 109-a does not apply to our business. We are currently assessing the impact of Proposed Staff Position FAS 109-b, however, we do not believe it will have a material impact on our consolidated results of operations or financial position.

Financial Results from Operations — 2003 Compared with 2002

Twelve Months Ended December 31,	2003	2002
	(Dollars in millions, except per share amounts)	
Revenue	$8,621.4	$7,536.3
Operating expenses:		
Salary and service costs	5,911.8	5,071.9
Office and general expenses	1,617.7	1,479.3
	7,529.5	6,551.2
Operating profit	1,091.9	985.1
Net interest expense:		
Interest expense	57.9	45.5
Interest income	(15.1)	(15.0)
	42.8	30.5
Income before income taxes	1,049.1	954.6
Income taxes	353.0	329.6
Income after income taxes	696.1	625.0
Equity in earnings of affiliates	15.1	13.8
Minority interests	(80.2)	(68.3)
Net income	$ 631.0	$ 570.5
Net Income Per Common Share:		
Basic	$3.37	$3.07
Diluted	3.37	3.07
Dividends Declared Per Common Share	$0.80	$0.80

The following year-over-year analysis gives further details and insight into the changes in our financial performance.

Revenue: Our 2003 consolidated worldwide revenue increased 14.4% to $8,621.4 million from $7,536.3 million in 2002. Foreign exchange impacts increased worldwide revenue by $465.6 million. The effect of acquisitions, net of disposals, increased 2003 worldwide revenue by $271.7 million. Organic growth increased worldwide revenue by $347.8 million. The components of total 2003 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below ($ in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2002	$7,536.3	—	$4,284.6	—	$3,251.7	—
Components of Revenue Changes:						
Foreign exchange impact	465.6	6.2%	—	—	465.6	14.3%
Acquisitions	271.7	3.6%	174.7	4.1%	97.0	3.0%
Organic	347.8	4.6%	261.6	6.1%	86.2	2.7%
December 31, 2003	$8,621.4	14.4%	$4,720.9	10.2%	$3,900.5	20.0%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $8,155.8 million for the Total column in the table). The foreign exchange impact equals the difference between the current period revenue in U.S. dollars and the current period revenue in constant currency (in this case $8,621.4 million less $8,155.8 million for the Total column in the table).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.

- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $7,536.3 million for the Total column in the table).

The components of revenue and revenue growth for 2003 compared to 2002, in our primary geographic markets are summarized below ($ in millions):

	$ Revenue	% Growth
United States	$4,720.9	10.2%
Euro Markets	1,789.9	22.6%
United Kingdom	941.9	15.9%
Other	1,168.7	19.4%
Total	$8,621.4	14.4%

As indicated, foreign exchange impacts increased our international revenue by $465.6 million for 2003. The most significant impacts resulted from the continued strengthening of the Euro and the British Pound against the U.S. dollar, as our operations in these markets represented approximately 70.0% of our international revenue. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2003 for us as a whole was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 4.7% of worldwide revenue in 2003 and 5.0% in 2002 and no other client represented more than 2.9% in 2003 or 2002. Our ten largest and 250 largest clients represented 18.7% and 53.8% of our 2003 worldwide revenue, respectively and 17.9% and 53.4% of our 2002 worldwide revenue.

In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories: traditional media advertising, customer relationship management, referred to as CRM, public relations and specialty communications as summarized below.

	(Dollars in millions) Twelve Months Ended December 31,					
	2003		2002		2003 vs 2002	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$3,775.7	43.8%	$3,377.1	44.8%	$ 398.6	11.8%
CRM	2,953.4	34.2%	2,423.5	32.2%	529.9	21.9%
Public relations	928.6	10.8%	898.4	11.9%	30.2	3.4%
Specialty communications	963.7	11.2%	837.3	11.1%	126.4	15.1%
	$8,621.4		$7,536.3		$1,085.1	14.4%

Certain reclassifications have been made to the 2003 and 2002 amounts in the tables above to conform the numbers to the 2004 presentation.

Operating Expenses: Our 2003 worldwide operating expenses increased $978.3 million, or 14.9%, to $7,529.5 million from $6,551.2 million in 2002, as shown below.

	(Dollars in millions)							
	2003			2002			2003 vs 2002	
	Revenue	% of Revenue	% of Total Op. Costs	Revenue	% of Revenue	% of Total Op. Costs	$ Growth	% Growth
Revenue	$8,621.4			$7,536.3			$1,085.1	14.4%
Operating expenses:								
Salary and service costs	5,911.8	68.6%	78.5%	5,071.9	67.3%	77.4%	839.9	16.6%
Office and general expenses	1,617.7	18.7%	21.5%	1,479.3	19.6%	22.6%	138.4	9.4%
Total Operating Costs	7,529.5	87.3%		6,551.2	86.9%		978.3	14.9%
Operating profit	$1,091.9	12.7%		$ 985.1	13.1%		$ 106.8	10.8%

Salary and service costs represent the largest part of operating expenses. During 2003, we continued to invest in our businesses and their personnel, and took actions to reduce costs at some of our agencies to deal with the changing economic circumstances. As a percentage of operating expenses, salary and service costs were 78.5% in 2003 and 77.4% in 2002. These costs are comprised of direct service costs and salary and related costs. Most, or $839.9 million and 85.9%, of the $978.3 million increase in operating expenses in 2003 resulted from increases in salary and service costs. The $839.9 million increase in salary and service costs was attributable to increased revenue levels, including changes in the mix of our revenues which resulted in greater utilization of freelance labor. In addition, although we incurred increased severance costs and did not reach optimal utilization levels for our staff, we continued to make investments in new key personnel. Furthermore, we increased incentive compensation where performance dictated. As a result, salary and service costs as a percentage of revenues increased year-to-year from 67.3% in 2002 to 68.6% in 2003.

Office and general expenses represented 21.5% and 22.6% of our operating expenses in 2003 and 2002, respectively. These costs are comprised of office and equipment rent, technology costs and depreciation, amortization of identifiable intangibles, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses decreased in 2003 from 19.6% to 18.8%. This year-over-year decrease, which was offset by increases in professional fees and amortization of other intangible assets, resulted from our continuing efforts to better align these costs with business levels on a location-by-location basis, as well as from increased revenue levels.

For the foregoing reasons, our operating margin decreased from 13.1% in 2002 to 12.7% in 2003.

Net Interest Expense: Our net interest expense increased in 2003 to $42.8 million, as compared to $30.5 million in 2002. Our gross interest expense increased by $12.4 million to $57.9 million. This increase resulted from $25.4 million of additional interest costs associated with the amortization of our payments to qualified holders of our convertible notes as incentives to the noteholders not to exercise their put rights. In February 2003, we paid $25.4 million to holders of our Liquid Yield Option Notes due 2031 and, in August 2003, we paid $6.7 million to holders of our Zero Coupon Zero Yield Convertible Notes due 2032. These payments are being amortized ratably over 12-month periods. No such payments were made in 2002. In addition, interest expense relative to the €152.4 million 5.20% Euro note increased by $2.2 million due to the change in the value of the Euro relative to the U.S. dollar in 2003. These increases were partially offset by lower short-term interest rates and cash management efforts during the course of the year.

Income Taxes: Our consolidated effective income tax rate was 33.6% in 2003 as compared to 34.5% in 2002. This reduction reflects the realization of our ongoing focus on tax planning initiatives including increasing the efficiencies of our international tax structures.

7A. Critical Accounting Policies and New Accounting Pronouncements

Critical Accounting Policies: We have prepared the following supplemental summary of accounting policies to assist in better understanding our financial statements and the related management discussion and analysis. Readers are encouraged to consider this supplement together with our consolidated financial statements and the related notes to our consolidated financial statements, including our discussion in note 1 setting forth our accounting policies in greater detail, for a more complete understanding of accounting policies discussed below.

Estimates: The preparation of our financial statements in conformity with generally accepted accounting principles in the United States of America, or "GAAP", requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including valuation allowances for receivables and deferred tax assets, accruals for bonus compensation and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. We evaluate these estimates on an ongoing basis and we base our estimates on historical experience, current conditions and various other assumptions we believe are reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

A fair value approach is used in testing goodwill for impairment under SFAS 142 and when evaluating cost based investments, which consist of ownership interests in non-public companies, to determine if an other than temporary impairment has occurred. The primary approach utilized to determine fair values is a discounted cash flow methodology. When available and as appropriate, we also use comparative market multiples to supplement the discounted cash flow analysis. Numerous estimates and assumptions necessarily have to be made when completing a discounted cash flow valuation, including estimates and assumptions regarding interest rates, appropriate discount rates and capital structure. Additionally, estimates must be made regarding revenue growth, operating margins, tax rates, working capital requirements and capital expenditures. Estimates and assumptions also need to be made when determining the appropriate comparative market multiples to be used. Actual results of operations, cash flows and other factors used in a discounted cash flow valuation will likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about impairment testing under SFAS 142 and valuation of cost based investments appears in notes 2 and 13, and notes 1 and 6, respectively, to our consolidated financial statements.

Acquisitions and Goodwill: We have historically made and expect to continue to make selective acquisitions. In making acquisitions, the price we pay is determined by various factors, including specialized know-how, reputation, competitive position, geographic coverage and service offerings, as well as our experience and judgment. The amount we paid for acquisitions, including cash, stock and assumption of net liabilities totaled $378.1 million in 2004 and $472.3 million in 2003.

Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms and agency brands through the expansion of their geographic reach and/or their service capabilities to better serve our clients. Accordingly, like most service businesses, a substantial portion of the intangible asset value that we acquire is the know-how of the people, which is treated as part of goodwill and, in accordance with SFAS 141, is not valued separately. For each of our acquisitions we undertake a detailed review to identify other intangible assets and a valuation is performed for all such assets identified. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. Additional key factors we consider include the competitive position and specialized know-how of the acquisition targets. When executing our acquisition strategy, a significant portion of an acquired company's revenues is often derived from existing clients. The expected benefits of our acquisitions are typically shared across multiple agencies as they work together to integrate the acquired agency into our client service strategy.

A summary of our contingent purchase price obligations, sometimes referred to as earn-outs, and obligations to purchase additional interests in certain subsidiary and affiliate companies is set forth in the "Liquidity and Capital Resources" section of this report. The amount of contingent purchase price obligations and obligations to purchase additional interests in certain subsidiary and affiliate companies are based on future performance. Contingent purchase price obligations are accrued, in accordance with GAAP, when the contingency is resolved and payment is certain.

Additional information about acquisitions and goodwill appears in notes 1 and 2 to our consolidated financial statements of this report.

Revenue: Substantially all revenue is derived from fees for services. Additionally, we earn commissions based upon the placement of advertisements in various media. Revenue is realized when the service is performed, in accordance with terms of the arrangement with our clients and upon completion of the earnings process. This includes when services are rendered, generally upon presentation date for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured.

In the majority of our businesses, we record revenue at the net amount retained when the fee or commission is earned. In the delivery of certain services to our clients, we incur costs on their behalf for which we are reimbursed. Substantially all of our reimbursed costs relate to purchases on behalf of our clients of media and production services. We normally have no latitude in establishing the reimbursement price for these expenses and invoice our clients for these expenses in an amount equal to the amount of costs incurred. These reimbursed costs, which are a multiple of our revenue, are significant. However, the majority of these costs are incurred on behalf of our largest clients and we have not historically experienced significant losses in connection with the reimbursement of these costs.

A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when the specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients. Additional information about revenue appears in note 1 to our consolidated financial statements.

Employee Stock-based Compensation: In accordance with SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, were recorded as an expense in the current period utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior periods have been restated as if we had used the fair value method to account for stock-based employee compensation. Pre-tax stock-based employee compensation costs for the years ended December 31, 2004, 2003 and 2002, were $117.2 million, $131.1 million and $173.5 million, respectively. Also in connection with the restatement, our December 31, 2003 balance sheet presented reflects an increase in the deferred tax benefit of $120.5 million, an increase in additional paid-in capital of $434.7 million, an increase in unamortized stock compensation of $92.6 million and a decrease in retained earnings of $221.6 million. Additional disclosures are included in note 7 to our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) — Share-Based Payment ("SFAS 123R") which is effective for reporting periods beginning after June 15, 2005 and generally applies to grants made after adoption. SFAS 123R is a revision of FASB No. 123, Accounting for Stock-Based Compensation. As a result of our adoption of SFAS 123 on January 1, 2004, we believe that the adoption of SFAS 123R will not have a material impact on our consolidated results of operations or financial position. However, we are in the process of assessing the full impact of this revision.

New Accounting Pronouncements:

In addition to those discussed previously, the following pronouncements were either issued by the FASB or adopted by us in 2004 and impact our financial statements as discussed below.

SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after June 15, 2005. We believe that the adoption of SFAS 153 will not have a material impact on our consolidated results of operations or financial position. However, we are in the process of assessing the full impact of this amendment.

FASB Interpretation No. 46 — Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in FIN 46, and is based on the concept that companies that control another entity through interests, other than voting interests, should consolidate the controlled entity. The consolidation requirements apply immediately to FIN 46 interests held in variable interest entities created after January 31, 2003, and to interests held in variable interest entities that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. The FASB subsequently issued FIN 46R in December 2003 which modified certain provisions of FIN 46. FIN 46R applied to the first reporting period after March 15, 2004. The application of FIN 46 as originally issued and as revised by the issuance of FIN 46R did not have an impact on, or result in, additional disclosure in our consolidated results of operations or financial position.

The Emerging Issues Task Force ("EITF") of the FASB reached a consensus and released interpretive guidance in 2004 covering several topics that impact our financial statements.

EITF No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share" is required to be adopted in financial periods beginning after March 31, 2004. The adoption of EITF No. 03-6 did not have an impact on our consolidated results of operation or financial position.

EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" was required to be adopted on December 31, 2004. The adoption did not impact our historical results and our December 31, 2004 quarter-to-date and full-year diluted earnings per share as we amended our Convertible Notes due 2031, 2032 and 2033 prior to December 31, 2004. The amendments require us, upon conversion, to settle the principal of our Convertible Notes in cash and any accretion in shares of our common stock. For additional information, see note 4 to our consolidated financial statements. The amendments made the notes compliant with EITF 90-19 "Instrument C" treatment. Compliance with "Instrument C" treatment does not result in additional dilution to our Diluted EPS because our weighted average share price was less than the conversion price of the notes for the periods set forth above. In accordance with the transition provisions of EITF 04-8, it is assumed that "Instrument C" treatment occurred at the beginning of the first period presented.

Liquidity and Capital Resources

Cash Requirements, including contractual obligations

Our principal non-discretionary funding requirement is our working capital requirement. In addition, as discussed below, we have contractual obligations related to our debt and convertible notes, our recurring business operations primarily related to lease obligations, as well as certain contingent acquisition obligations related to acquisitions made in prior years. Historically, substantially all of our non-discretionary cash requirements have been funded from operating cash flow.

Our principal discretionary cash requirements include dividend payments to our shareholders, repurchases of our stock, payments for strategic acquisitions and capital expenditures. In 2004 and 2003, our discretionary spending was funded from operating cash flow. However, in any given year, depending on the level of discretionary activity, we may use other sources of available funding to finance these activities.

We have a seasonal working capital cycle. Working capital requirements are lowest at year-end and highest during the second and third quarters. The fluctuation in working capital requirements between the lowest and highest periods was approximately $1.0 billion in 2004 and 2003. This occurs because in the majority of our businesses we act as agent on behalf of our clients, including when we place media and incur production costs on their behalf. We generally require collection from our clients prior to our payment for the media and production cost obligations and these obligations are greatest at the end of the year. This pattern was similar during the past three years. During the year we manage liquidity through our credit facilities as discussed below under "Cash Management."

Contractual Obligations and Other Commercial Commitments: We enter into numerous contractual and commercial undertakings in the normal course of our business. The following table summarizes information about certain of our obligations as of December 31, 2004 and should be read together with note 3 (bank loans and lines of credit), note 4 (long-term debt and convertible notes), note 10 (commitments and contingent liabilities), note 11 (fair value of financial instruments) and note 12 (financial instruments and market risk) to our consolidated financial statements.

Contractual Obligations at December 31, 2004	Due in Less than 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
	(in millions)			
Long-term debt	$209.2	$ 18.9	$ 0.2	$ 228.3
Convertible notes	—	—	2,339.3	2,339.3
Lease obligations	401.2	1,054.6	884.2	2,340.0
Other	2.2	6.6	—	8.8
Total	$612.6	$1,080.1	$3,223.7	$4,916.4

As more fully described in the discussion below under the heading "Debt Instruments, Guarantees and Related Covenants", the holders of the convertible notes included in the table above have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value at certain dates in the future. If these rights were exercised at the earliest possible future date, as set forth in note 4 to our consolidated financial statements, $892.3 million of the convertible notes could be due in less than one year, and $1,447.0 million could be due in the "1 to 5 Years" category above.

Other Commercial Commitments at December 31, 2004	Due in Less than 1 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
	(in millions)			
Lines of credit	$—	$—	$—	$—
Guarantees and letters of credit	0.1	0.1	0.0	0.2
Total	$0.1	$0.1	$0.0	$0.2

In the normal course of business, our agencies enter into various contractual media commitments on behalf of our clients at levels substantially exceeding our revenue. These commitments are included in our accounts payable balance when the media services are delivered by the providers. Historically, we have not experienced significant losses for media commitments entered into on behalf of our clients and we believe that we do not have any substantial exposure to potential losses of this nature in the future as we receive payment in advance and we monitor the credit worthiness of our clients. In the event that we are committed to the media services and our client has not paid us, we believe that the risk of material loss is minimal because we believe that we have reasonable options available to substantially mitigate potential losses.

Contingent Acquisition Obligations

Certain of our acquisitions are structured with contingent purchase price obligations, often referred to as earn-outs. We utilize contingent purchase price structures in an effort to minimize the risk to us associated with potential future negative changes in the performance of the acquired entity during the post-acquisition transition period. These payments are not contingent upon future employment. The amount of future contingent purchase price payments that we would be required to pay for prior acquisitions, assuming that the businesses perform over the relevant future periods at their current profit levels, is approximately $458 million as of December 31, 2004. The ultimate amounts payable cannot be predicted with reasonable certainty because it is dependent upon future results of operations of subject businesses and is subject to changes in foreign currency exchange rates. In accordance with GAAP, we have not recorded a liability for these items on our balance sheet since the definitive amount is not determinable or distributable. Actual results can differ from these estimates and the actual amounts that we pay are likely to be different from these estimates. Our obligations change from period to period primarily as a result of payments made during the current period, changes in the acquired entities' performance and changes in foreign currency exchange rates. These differences could be significant. The contingent purchase price obligations as of December 31, 2004, calculated assuming that the acquired businesses perform over the relevant future periods at their current profit levels, are as follows:

($ in millions)					
2005	2006	2007	2008	There-after	Total
$225	$82	$81	$47	$23	$458

In addition, owners of interests in certain of our subsidiaries or affiliates have the right in certain circumstances to require us to purchase additional ownership stakes in those companies. Assuming that the subsidiaries and affiliates perform over the relevant periods at their current profit levels, the aggregate amount we could be required to pay in future periods is approximately $274 million, $163 million of which relate to obligations that are currently exercisable. If these rights are exercised, there would be an increase in our net income as a result of our increased ownership and the reduction of minority interest expense. The ultimate amount payable relating to these transactions will vary because it is primarily dependent on the future results of operations of the subject businesses, the timing of the exercise of these rights and changes in foreign currency exchange rates. The actual amount that we pay is likely to be different from this estimate and the difference could be significant. The obligations that exist for these agreements as of December 31, 2004, calculated using the assumptions above, are as follows:

	($ in millions)		
	Currently Exercisable	Not Currently Exercisable	Total
Subsidiary agencies	$139	$ 99	$238
Affiliated agencies	24	12	36
Total	$163	$111	$274

Sources and Uses of Cash

Although our cash requirements in 2004 and 2003 were funded by operating cash flow, during 2003 and prior years, we have opportunistically accessed the capital markets by issuing convertible debt of $600 million, $900 million and $850 million in 2003, 2002 and 2001, respectively. The proceeds were used for general corporate purposes, including the repayment of maturing debt, the repurchase of our shares and the funding of selected investing activities.

At year-end 2004, we had $1,165.6 million in cash and cash equivalents. In addition, we had $2.0 billion in unused committed credit facilities available for immediate use to fund our cash needs. These credit facilities are more fully described in note 3 in the accompanying financial statements.

Our operating cash flow and access to the capital markets could be impacted by macroeconomic factors outside of our control. Additionally, liquidity could be impaired by short and long-term debt ratings assigned by independent rating agencies.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investor Service rates our long-term debt Baa1 and Fitch Rating rates our long-term debt A-. Our short-term ratings are A2, P2 and F2 by the respective agencies. Neither our outstanding convertible bonds nor our bank credit facilities contain provisions that require acceleration of cash payments should our ratings be downgraded. The interest rates and fees on our bank credit facilities, however, will increase if our long-term debt rating is downgraded.

Our committed bank facilities, described in detail in note 3, contain two financial covenants, relating to cash flow and interest coverage, which we met by a significant margin as of December 31, 2004.

We believe that our financial condition is strong and that our cash balances, liquidity of short-term investments, operational cash flows, unused committed borrowing capacity and access to capital markets, taken together, are sufficient to support our foreseeable cash requirements, including working capital, capital expenditures, dividends and acquisitions.

Cash Management

We manage our cash and liquidity centrally through treasury centers in North America and Europe. Each day, operations with excess funds invest these funds with their regional treasury center. Likewise, operations that require funding will borrow funds from their regional treasury center. The treasury centers then aggregate the net position of our operating companies. The net position is either invested with or borrowed from third party providers. To the extent that our treasury centers require liquidity, they have the ability to access local currency lines of credit, our $2.0 billion committed bank facilities, or issue U.S. dollar-denominated commercial paper. This enables us to reduce our consolidated debt levels and minimize interest expense as well as centrally manage our exposure to foreign exchange.

Our cash balance at December 31, 2004 decreased by $77.9 million from the prior year, while our short-term investments at market increased $268.6 million from the prior year. Short-term investments include investments of our excess cash which we expect to convert into cash in our current operating cycle, generally within one year.

We manage our net debt position, which we define as total debt outstanding less cash and short-term investments, centrally through our treasury centers as discussed above. Our net debt outstanding at December 31, 2004 decreased $198.0 million as compared to the prior year-end.

Debt Instruments, Guarantees and Related Covenants

We maintain two revolving credit facilities with a consortium of banks totaling $2,000.0 million as described in note 3 to our consolidated financial statements. These credit facilities are available to provide credit support for issuances under our $1,500.0 million commercial paper program, as well as to provide back-up liquidity in case any of our convertible bond issues are put back to us. We fund our daily borrowing needs by issuing commercial paper or drawing down on our revolving credit facilities. During 2004, we issued and redeemed $27.2 billion and the average term was 2.3 days. As of December 31, 2004, we had no commercial paper or bank loans outstanding under these credit facilities. We had short-term bank loans of $17.5 million at December 31, 2004, primarily comprised of bank overdrafts by our international subsidiaries, which are treated as unsecured loans pursuant to the subsidiaries' bank agreements.

Our credit facilities contain financial covenants that restrict our ability to incur indebtedness as defined in the agreements. These financial covenants limit the ratio of total consolidated indebtedness to total consolidated EBITDA (EBITDA for these purposes being defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, they require us to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2004, we were in compliance with these covenants, as our ratio of debt to EBITDA was 1.9 times and our ratio of EBITDA to interest expense was 27.1 times.

At December 31, 2004, we had a total of $2,339.3 million aggregate principal amount of convertible notes outstanding, including $847.0 million Liquid Yield Option Notes due 2031, which were issued in February 2001, $892.3 million Zero Coupon Zero Yield Convertible Notes due 2032, which were issued in March 2002 and $600.0 million Zero Coupon Zero Yield Convertible Notes dues 2033, which were issued in June 2003.

The holders of our Liquid Yield Option Notes due 2031 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value in February of each year beginning in 2006. The holders of our Zero Coupon Zero Yield Convertible Notes due 2032 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value in August of each year. The holders of our Zero Coupon Zero Yield Convertible Notes due 2033 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value on June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032. The Liquid Yield Option Notes due 2031, the Zero Coupon Zero Yield Convertible Notes due 2032 and the Zero Coupon Zero Yield Convertible Notes due 2033 are convertible, at specified ratios, only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or, in the case of the Liquid Yield Option Notes due 2031 and the Zero Coupon Zero Yield Convertible Notes due 2032, if our long-term debt ratings are downgraded to BBB or lower by Standard & Poor's Ratings Services, or Baa3 or lower by Moody's Investors Services, Inc. or in the case of the Zero Coupon Zero Yield Convertible Notes due 2033, to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes. For additional information about the terms of these notes, see note 4 to our consolidated financial statements.

On February 21, 2003, we paid $25.4 million to qualified noteholders of our Liquid Yield Option Notes due 2031, equal to $30 per $1,000 principal amount of notes, as an incentive to the holders not to exercise their put right. This payment was amortized over the 12-month period ended February 2004. On February 7, 2003, we repurchased for cash, notes from holders who exercised their put right for $2.9 million, reducing the aggregate amount outstanding of the notes due 2031 to $847.0 million.

On August 6, 2003, we paid $6.7 million to qualified noteholders of our Zero Coupon Zero Yield Convertible Notes due 2032, equal to $7.50 per $1,000 principal amount of notes, as an incentive to the holders not to exercise their put right. This payment was amortized over the 12-month period ended August 2004. On August 1, 2003, we repurchased for cash, notes from holders who exercised their put right for $7.7 million, reducing the aggregate amount outstanding of the notes due 2032 to $892.3 million.

On August 12, 2004, we paid $25.4 million to qualified noteholders of our Zero Coupon Zero Yield Convertible Notes due 2032, equal to $27.50 per $1,000 principal amount of notes, as an incentive to the holders not to exercise their put right and to consent to an amendment to the indenture. This payment is being amortized over the 12-month period ended August 2005. Under the amendment, we will pay cash to noteholders for the initial principal amount of the notes surrendered for conversion. The remainder of the conversion value would be paid in cash or shares at our option. We have also amended the method by which we will pay contingent interest.

On November 16, 2004, we paid $1.2 million to qualified noteholders of our Zero Coupon Zero Yield Convertible Notes due 2033 as an incentive to the holders to consent to an amendment to the indenture. At later dates in November and December 2004, we paid an additional $0.3 million to the remaining qualified noteholders. These payments are being amortized ratably through the next put date of June 2006. Under the amendment, we will pay cash to noteholders for the initial principal amount of the notes surrendered for conversion. The remainder of the conversion value would be paid in cash or shares at our option.

On November 30, 2004, we paid $14.8 million to qualified noteholders of our Liquid Yield Option Notes due 2031 as an incentive to the holders not to exercise their February 2005 put right and to consent to an amendment to the indenture. This payment is being amortized ratably through the next put date of February 2006. Under the amendment, we will pay cash to noteholders for the initial principal amount of the notes surrendered for conversion. The remainder of the conversion value would be paid in cash or shares at our option. We also amended the method by which we will pay contingent interest.

At December 31, 2004, we had Euro-denominated bonds outstanding of €152.4 million or $206.6 million. The bonds pay a fixed rate of 5.2% to maturity in June 2005. The bonds serve as a hedge of our investment in Euro-denominated net assets. While an increase in the value of the euro against the dollar will result in a greater liability, there will be a corresponding increase in the dollar value of our Euro-denominated net assets. We intend to redeem these Euro-denominated bonds in 2005 utilizing our available cash, our credit facilities or a combination of both.

Our outstanding debt and amounts available under these facilities as of December 31, 2004 ($ in millions) were as follows:

	Debt Outstanding	Available Credit
Bank loans (due in less than 1 year)	$ 17.5	—
$1,500.0 million revolver — due May 24, 2009	—	$1,500.0
$500.0 million — due May 23, 2005	—	500.0
€152.4 million 5.20% Euro notes — due June 24, 2005	206.6	—
Convertible notes — due February 7, 2031	847.0	—
Convertible notes — due July 31, 2032	892.3	—
Convertible notes — due June 15, 2033	600.0	—
Loan notes and sundry — various through 2010	21.7	—
Total	$2,585.1	$2,000.0

Additional information about our indebtedness is included in notes 3 and 4 of our consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

Foreign Exchange: Our results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of our foreign operations, which are generally denominated in the local currency. The effects of currency exchange rate fluctuation on the translation of our results of operations are discussed in note 12 of our consolidated financial statements. For the most part, our revenues and the expenses incurred related to those revenues are denominated in the same currency. This minimizes the impact that fluctuations in exchange rates will have on our net income.

While our agencies conduct business in more than 70 different currencies, our major-non-U.S. currency markets are the European Monetary Union (EMU), the United Kingdom, Japan, Brazil and Canada. As an integral part of our treasury operations, we enter into short-term forward foreign exchange contracts which hedge the intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenues are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. At December 31, 2004, we had foreign exchange contracts outstanding with an aggregate notional principal of $1,453.1 million, most of which were denominated in our major international market currencies with maturities ranging from 2 to 365 days with an average duration of less than 30 days.

Additionally, at December 31, 2004 we had cross-currency interest rate swaps in place with an aggregate notional principal amount of 19.1 billion Yen maturing in 2005. See note 12 to our consolidated financial statements for information about the fair value of each type of derivative instrument.

The forward foreign exchange and swap contracts discussed above were entered into for the purpose of hedging certain specific currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using these contracts, we exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have credit ratings equal to or better than our credit rating.

These hedging activities are confined to risk management activities related to our international operations. We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2004 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. This overall system is designed to enable us to initiate remedial action, if appropriate.

Debt Instruments: Our bank credit facilities mentioned above are available to provide credit support for issuances of commercial paper, as well as to provide back-up liquidity in case any of our convertible bond issues are put back to us. We currently have a $500.0 million 364-day facility with a one-year term out option expiring on May 23, 2005 and a $1,500.0 million 5-year facility expiring on May 24, 2009. Accordingly, we classify outstanding borrowings, if any, under these facilities as long-term debt. We normally replace our 364-day facility each year with a new 364-day facility with similar provisions.

Our bank syndicates typically include large global banks such as Citibank, JP Morgan Chase, HSBC, ABN Amro, Societe Generale, Barclays, Bank of America and BBVA. We also include large regional banks in the U.S. such as Wachovia, US Bancorp, Northern Trust, PNC and Wells Fargo. We also include banks that have a major presence in countries where we conduct business such as Sumitomo in Japan, Fortis in Belgium, San Paolo in Italy, Scotia in Canada and Westpac in Australia.

Our other long-term debt consists principally of convertible notes. The holders of these convertible notes have the right on specific dates to cause us to repurchase up to the entire aggregate face amount as previously discussed. We may offer the holders of our notes a cash payment or other incentives to induce them not to put the notes to us in advance of a put date. If we were to decide to pay a cash incentive, the amount of interest expense incurred will be based on market factors.

Since our existing convertible notes do not pay or accrue interest, our interest expense could increase if notes are put. The extent, if any, of the increase in interest expense will depend on the portion of the amount repurchased that was refinanced, when we refinance, the type of instrument we use to refinance and the term of the instrument.

The incentive payments made in 2003 and 2004 to qualified noteholders, as described above under "Debt Instruments, Guarantees and Related Covenants", are one method of keeping the convertible notes outstanding and preserving our liquidity. If we are required to satisfy a put, we expect to have sufficient available cash and unused credit commitments to fund the put, while still preserving ample capacity under these commitments to meet cash requirements for the normal course of our business operations after the put event.

Our credit commitments support either the issuance of commercial paper or bank loans, and we would likely fund the put initially using some combination of these instruments. We would then evaluate all funding alternatives available to us to replenish our credit capacity and liquidity. We believe the funding alternatives would include substantially all forms of debt, equity and convertible instruments available to us by accessing the public or private capital markets. Our evaluation would likely include the expected cash flows from the normal course of our business operations and the credit capacity to fund additional potential puts on the remaining outstanding convertible notes.

If we were to replace the convertible notes with another form of debt on a dollar-for-dollar basis, it would have no impact on either our debt to capital ratios or our debt to EBITDA ratio. However, an increase in interest expense would negatively impact our coverage ratios, such as EBITDA to interest expense, if the replacement debt were to be interest bearing. Currently our coverage ratios applicable to our current rating levels are well above the thresholds since the majority of our long-term debt does not pay or accrue interest other than the interest expense resulting from the amortization of the prior cash payments. Based on present expectations of our future operating cash flows and expected access to debt and equity capital markets, we believe any increase in interest expense and reduction in coverage ratios would still place us comfortably above the coverage ratio requirements. Thus, we do not expect any negative impact on our credit ratings if the convertible notes are put in the near future.

8. Financial Statements and Supplementary Data

Our financial statements and supplementary data are included at the end of this report beginning on page F-1. See the index appearing on the following pages of this report.

9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

9A. Controls and Procedures

We have established and maintain disclosure controls and procedures and internal controls over financial reporting designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within applicable time periods. We conducted an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. There have not been any changes in our internal controls over financial reporting that occurred during our fourth fiscal quarter that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting. Based on that evaluation, our CEO and CFO concluded that as of December 31, 2004, our disclosure controls and procedures are effective to ensure recording, processing, summarization and reporting of information required to be included in our Annual Report on Form 10-K for the period ended December 31, 2004 as appropriate to allow timely decisions regarding required disclosure. Our independent registered public accounting firm, KPMG LLP, has audited our financial statements and issued an attestation report on our assessment of our internal control over financial reporting, which is included herein.

9B. Other Information

None.

PART III

10. Executive Officers

The executive officers of Omnicom Group Inc. as of March 1, 2005 are:

Name	Position	Age
Bruce Crawford	Chairman	76
John D. Wren	President and Chief Executive Officer	52
Randall J. Weisenburger	Executive Vice President and Chief Financial Officer	46
Philip J. Angelastro	Senior Vice President of Finance and Controller	40
Michael Birkin	Vice Chairman	46
Jean-Marie Dru	President and Chief Executive Officer of TBWA Worldwide	58
Thomas L. Harrison	Chairman and Chief Executive Officer of Diversified Agency Services	57
Kenneth R. Kaess, Jr.	President and Chief Executive Officer of DDB Worldwide	50
Peter Mead	Vice Chairman	65
Michael J. O'Brien	Senior Vice President, General Counsel and Secretary	43
Andrew Robertson	President and Chief Executive Officer of BBDO Worldwide	44

All of the executive officers have held their present positions at Omnicom for at least five years except as specified below.

Philip Angelastro was promoted to Senior Vice President of Finance in January 2002 and was appointed Controller on February 1, 1999. Mr. Angelastro joined the Company in June 1997 as Vice President of Finance of Diversified Agency Services after being a Partner at Coopers & Lybrand LLP.

Effective March 1, 2005, Michael Birkin will hold the title of Vice Chairman, as well as President and CEO of Omnicom Asia-Pacific. Since 1999, he has served as Worldwide President of Diversified Agency Services ("DAS"). Mr. Birkin previously served as International President of DAS from 1997 to 1999 and European Managing Director of DAS from 1995 to 1997.

Jean-Marie Dru was appointed President and Chief Executive Officer of TBWA Worldwide in March 2001. He had previously been President International of TBWA Worldwide. Mr. Dru was co-founder and Chairman of BDDP Group, which merged with TBWA in 1998.

Ken Kaess has been Chief Executive Officer and President of DDB Worldwide since January 2001, and President since December 1999. Prior to that he was President of DDB North America.

Peter Mead was appointed Vice Chairman in May 2000. He had previously been Group Chief Executive of Abbot Mead Vickers plc and Joint Chairman of AMV BBDO.

Michael O'Brien joined Omnicom in November 2003 and was appointed Senior Vice President, General Counsel and Secretary in December 2003. Prior to that, he was a partner in the law firm of Goodwin Procter LLP (since April 2002). Prior to that, he was a partner in the law firm of O'Sullivan LLP.

Andrew Robertson was named Chief Executive Office of BBDO Worldwide in May of 2004, having been made President of BBDO Worldwide in 2002. In 2001, Mr. Robertson was President and CEO of BBDO North America, and was subsequently elected to the Worldwide Board of Directors of BBDO. He joined BBDO in 1995.

Additional information about our directors and executive officers appears under the captions "Election of Directors", "Stock Ownership", "Director Compensation" and "Executive Compensation" in our 2004 proxy statement.

PART IV

15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements:

(a)(2) Financial Statement Schedules:

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits:

Exhibit Numbers	Description
(3)(i)	Restated Certificate of Incorporation (Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "6-30-03 10-Q") and incorporated herein by reference).
(ii)	By-laws (Exhibit 3.2 to our 6-30-03 10-Q) and incorporated herein by reference (File No. 1-10551).
4.1	Fiscal Agency Agreement, dated June 24, 1998, in connection with our issuance of 1,000,000,000 5.20% Notes due 2005 (the "5.20% Notes") (Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "6-30-98 10-Q") (File No. 1-10551) and incorporated herein by reference).
4.2	Subscription Agreement, dated June 22, 1998, in connection with our issuance of the 5.20% notes (Exhibit 4.2 to our 6-30-98 10-Q and incorporated by herein reference).
4.3	Deed of Covenant, dated June 24, 1998, in connection with our issuance of the 5.20% notes (Exhibit 4.3 to the 6-30-98 10-Q and incorporated herein by reference).
4.4	Indenture, dated February 7, 2001, between JPMorgan Chase Manhattan Bank, as trustee, and us in connection with our issuance of $850,000,000 Liquid Yield Option Notes due 2031 (the "2031 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 Registration No. 333-55386) and incorporated herein by reference).
4.5	Form of Liquid Yield Option Notes due 2031 (included in Exhibit 4.4 above).
4.6	First Supplemental Indenture to the 2031 Indenture, dated as of February 13, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 112840) and incorporated herein by reference).
4.7	Second Supplemental Indenture to the 2031 Indenture, dated November 4, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, to the 2031 Indenture, as amended by the First Supplemental Indenture to the 2031 Indenture, dated February 13, 2004 (Exhibit 4.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the "9-30-04 10-Q") and incorporated herein by reference).
4.8	Third Supplemental Indenture to the 2031 Indenture, dated November 30, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc., and JP Morgan Chase Bank, N.S., as trustee,

	to the 2031 Indenture, as amended by the First Supplemental Indenture to the 2031 Indenture dated February 13, 2004, and the Second Supplemental Indenture to the 2031 Supplemental Indenture dated November 4, 2004 (Exhibit 4.1 to the Form 8-K (Registration No. 1-10551) dated November 30, 2004 and incorporated herein by reference).
4.9	Indenture, dated March 6, 2002, between JPMorgan Chase Bank as trustee and us in connection with our issuance of $900,000,000 Zero Coupon Zero Yield Convertible notes due 2032 (the "2032 Indenture") (Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference).
4.10	Form of Zero Coupon Zero Yield Convertible Notes due 2032 (included in Exhibit 4.7).
4.11	First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 112841) and incorporated herein by reference).
4.12	Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, as trustee, to the 2032 Indenture, as amended by the First Supplemental Indenture to the 2032 Indenture, dated February 13, 2004 (Exhibit 4.1 to our 9-30-04 10-Q and incorporated herein by reference).
4.13	Third Supplemental Indenture to the 2032 Indenture, dated November 4, 2003, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, to the 2032 Indenture, as amended by the First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, and the Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004 (Exhibit 4.3 to our 9-30-04 10-Q and incorporated herein by reference).
4.14	Indenture, dated as of June 30, 2003, between JPMorgan Chase Bank, as trustee, and us in connection with our issuance of $600,000,000 Zero Coupon Zero Yield Convertible Notes due 2033 (the "2033 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated herein by reference).
4.15	Form of the Zero Coupon Zero Yield Convertible Notes due 2033 (included in Exhibit 4.11 above).
4.16	First Supplemental Indenture, to the 2033 Indenture, dated as of November 5, 2003, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.4 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated by reference).
4.17	Second Supplemental Indenture to the 2033 Indenture, dated as of November 4, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003 (Exhibit 4.4 to our 9-30-04 10-Q and incorporated herein by reference).
4.18	Third Supplemental Indenture to the 2033 Indenture, dated November 10, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, to the 2033 Indenture, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003, and the Second Supplemental Indenture to the 2033 Indenture dated November 4, 2004 (Exhibit 4.1 to the Form 8-K (Registration No. 1-10551) dated November 10, 2004 and incorporated herein by reference).
10.1	364-day Credit Agreement, dated May 24, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance PLC, the financial institutions party thereto, Citibank, N.A., as administrative agent, ABN Amro Bank N.V., as syndication agent and JPMorgan Chase Bank and HSBC Bank USA as co-documentation agents (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the "6-30-04 10-Q") and incorporated herein by reference).
10.2	5-year Credit Agreement, dated May 24, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance PLC, the financial institutions party thereto, Citibank, N.A., as administrative agent, ABN Amro Bank N.V., as syndication agent and JPMorgan Chase Bank and HSBC Bank USA as co-documentation agents (Exhibit 10.2 to our 6-30-04 10-Q and incorporated herein by reference).

10.3	Amended and Restated 1998 Incentive Compensation Plan (Exhibit B to our Proxy Statement filed on April 10, 2000 and incorporated herein by reference).
10.4	Director Equity Plan for Non-employee Directors (Appendix B to our Proxy Statement filed on April 23, 2004 and incorporated herein by reference).
10.5	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).
10.6	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).
10.7	Long-Term Shareholder Value Plan (Exhibit 4.4 to our Registration Statement on Form S-8 (Registration No. 333-84498) and incorporated herein by reference).
10.8	Executive Salary Continuation Plan Agreement — Thomas Harrison (Exhibit 10.7A to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "6-30-02 10-Q") and incorporated herein by reference).
10.9	Executive Salary Continuation Plan Agreement — Peter Mead (Exhibit 10.7B to our 6-30-02 10-Q and incorporated herein by reference).
10.10	Executive Salary Continuation Plan Agreement — John Wren (Exhibit 10.7E to our 6-30-02 10-Q and incorporated herein by reference).
10.11	Equity Incentive Plan (Exhibit 4.3 to our Registration Statement on Form S-8 dated August 18, 2003 (File No. 333-108063) and incorporated herein by reference).
10.12	Executive Salary Continuation Plan Agreement — Kenneth R. Kaess (Exhibit 10.3 to our 6-30-04 10-Q and incorporated herein by reference).
10.13	Restricted Stock Plan for Non-employee Directors (Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer and President required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C §1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICOM GROUP INC.

March 11, 2005

BY: /S/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRUCE CRAWFORD **(Bruce Crawford)**	Chairman and Director	March 11, 2005
/s/ JOHN D. WREN **(John D. Wren)**	Chief Executive Officer and President and Director	March 11, 2005
/s/ RANDALL J. WEISENBURGER **(Randall J. Weisenburger)**	Executive Vice President and Chief Financial Officer	March 11, 2005
/s/ PHILIP J. ANGELASTRO **(Philip J. Angelastro)**	Senior Vice President Finance and Controller (Principal Accounting Officer)	March 11, 2005
/s/ ROBERT CHARLES CLARK **(Robert Charles Clark)**	Director	March 11, 2005
/s/ LEONARD S. COLEMAN, JR. **(Leonard S. Coleman, Jr.)**	Director	March 11, 2005
/s/ ERROL M. COOK **(Errol M. Cook)**	Director	March 11, 2005
/s/ SUSAN S. DENISON **(Susan S. Denison)**	Director	March 11, 2005
/s/ MICHAEL A. HENNING **(Michael A. Henning)**	Director	March 11, 2005
/s/ JOHN R. MURPHY **(John R. Murphy)**	Director	March 11, 2005
/s/ JOHN R. PURCELL **(John R. Purcell)**	Director	March 11, 2005
/s/ LINDA JOHNSON RICE **(Linda Johnson Rice)**	Director	March 11, 2005
/s/ GARY L. ROUBOS **(Gary L. Roubos)**	Director	March 11, 2005

[This page intentionally left blank]

MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the preparation of Omnicom's consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations in conformity with Generally Accepted Accounting Principles.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Omnicom management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision of management and with the participation of our agencies, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1987. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. KPMG, LLP, an independent registered public accounting firm, that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of Omnicom's internal control over financial reporting.

The Board of Directors of Omnicom has an Audit Committee comprised of four non-management directors. The Committee meets periodically with financial management, Internal Audit, and the independent auditors to review accounting, control, audit and financial reporting matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Omnicom Group Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules on page S-1, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Omnicom Group Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 13 to the consolidated financial statements, Omnicom Group Inc. adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," an amendment of SFAS No. 123.

/s/ KPMG LLP

New York, New York
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Omnicom Group Inc.:

We have audited management's assessment, included in the accompanying management report, that Omnicom Group Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Omnicom Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Omnicom Group Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Omnicom Group Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Omnicom Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
March 11, 2005

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in Millions Except Per Share Data)		
	2004	2003	2002
REVENUE	$9,747.2	$8,621.4	$7,536.3
OPERATING EXPENSES:			
Salary and service costs	6,846.8	5,911.8	5,071.9
Office and general expenses	1,685.0	1,617.7	1,479.3
	8,531.8	7,529.5	6,551.2
OPERATING PROFIT	1,215.4	1,091.9	985.1
NET INTEREST EXPENSE:			
Interest expense	51.1	57.9	45.5
Interest income	(14.5)	(15.1)	(15.0)
	36.6	42.8	30.5
INCOME BEFORE INCOME TAXES	1,178.8	1,049.1	954.6
INCOME TAXES	396.3	353.0	329.6
INCOME AFTER INCOME TAXES	782.5	696.1	625.0
EQUITY IN EARNINGS OF AFFILIATES	17.1	15.1	13.8
MINORITY INTERESTS	(76.1)	(80.2)	(68.3)
NET INCOME	$ 723.5	$ 631.0	$ 570.5
NET INCOME PER COMMON SHARE:			
Basic	$ 3.90	$ 3.37	$ 3.07
Diluted	$ 3.88	$ 3.37	$ 3.07

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, (Dollars in Millions)	
	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,165.6	$ 1,243.5
Short-term investments at market, which approximates cost	574.0	305.4
Accounts receivable, less allowance for doubtful accounts of $67.8 and $69.7	4,916.7	4,530.0
Billable production orders in process, at cost	536.6	440.4
Prepaid expenses and other current assets	902.2	766.6
Total Current Assets	8,095.1	7,285.9
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $909.8 and $817.1	636.4	596.8
INVESTMENTS IN AFFILIATES	162.9	151.2
GOODWILL	6,411.4	5,886.2
INTANGIBLES, net of accumulated amortization of $164.7 and $127.8	110.0	121.4
DEFERRED TAX BENEFITS	303.4	264.7
OTHER ASSETS	283.2	313.8
TOTAL ASSETS	$16,002.4	$14,620.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 6,011.5	$ 5,513.3
Advance billings	874.0	775.2
Current portion of long-term debt	209.2	12.4
Bank loans	17.5	42.4
Accrued taxes	217.0	221.7
Other liabilities	1,414.7	1,197.5
Total Current Liabilities	8,743.9	7,762.5
LONG-TERM DEBT	19.1	197.3
CONVERTIBLE NOTES	2,339.3	2,339.3
DEFERRED COMPENSATION AND OTHER LIABILITIES	309.1	326.5
LONG TERM DEFERRED TAX LIABILITY	317.4	204.1
MINORITY INTERESTS	194.9	187.3
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 7,500,000 shares authorized, none issued		
Common stock, $0.15 par value, 1,000,000,000 shares authorized, 198,636,936 and 198,663,916 shares issued in 2004 and 2003, respectively	29.8	29.8
Additional paid-in capital	1,824.5	1,832.0
Retained earnings	2,975.4	2,419.1
Unamortized restricted stock	(178.9)	(216.4)
Accumulated other comprehensive income	268.5	109.7
Treasury stock, at cost, 11,561,622 and 8,239,072 shares in 2004 and 2003, respectively	(840.6)	(571.2)
Total Shareholders' Equity	4,078.7	3,603.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,002.4	$14,620.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2004
(Dollars in Millions)

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Retained Earnings	Unamortized Stock	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
		Shares	Par Value						
Balance December 31, 2001		198,669,254	$29.8	$1,781.9	$1,516.2	$(334.5)	$(295.4)	$(450.3)	$2,247.7
Comprehensive Income:									
Net Income	$570.5				570.5				570.5
Translation adjustments, net of taxes of $(91.8)	141.2						141.2		141.2
Comprehensive income	711.7								
Dividends Declared					(148.8)				(148.8)
Amortization of stock-based compensation						173.5			173.5
Shares transactions under employee stock plans				89.0		(131.3)		89.7	47.4
Shares issued for acquisitions				(1.3)				22.8	21.5
Purchase of treasury shares								(371.7)	(371.7)
Cancellation of shares		(68,363)		(4.7)				4.7	—
Balance December 31, 2002		198,600,891	29.8	1,864.9	1,937.9	(292.3)	(154.2)	(704.8)	2,681.3
Comprehensive Income:									
Net Income	631.0				631.0				631.0
Translation adjustments, net of taxes of $(142.1)	263.9						263.9		263.9
Comprehensive income	894.9								
Dividends Declared					(149.8)				(149.8)
Amortization of stock-based compensation						133.1			133.1
Shares transactions under employee stock plans				(35.6)		(57.2)		146.0	53.2
Shares issued for acquisitions		79,940		4.9				11.3	16.2
Purchase of treasury shares								(25.9)	(25.9)
Cancellation of shares		(16,915)		(2.2)				2.2	—
Balance December 31, 2003		198,663,916	29.8	1,832.0	2,419.1	(216.4)	109.7	(571.2)	3,603.0
Comprehensive Income:									
Net Income	723.5				723.5				723.5
Translation adjustments, net of taxes of $(85.5)	158.8						158.8		158.8
Comprehensive income	$882.3								
Dividends Declared					(167.2)				(167.2)
Amortization of stock-based compensation						117.2			117.2
Shares transactions under employee stock plans				(6.1)		(79.7)		170.7	84.9
Shares issued for acquisitions				0.5				4.5	5.0
Purchase of treasury shares								(446.5)	(446.5)
Cancellation of shares		(26,980)		(1.9)				1.9	—
Balance December 31, 2004		198,636,936	$29.8	$1,824.5	$2,975.4	$(178.9)	$ 268.5	$(840.6)	$4,078.7

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in Millions)		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 723.5	$ 631.0	$ 570.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of tangible assets	130.4	124.4	120.0
Amortization of intangible assets	41.7	36.5	30.3
Minority interests	76.1	80.2	68.3
Earnings of affiliates less than dividends received	(3.2)	0.8	3.4
Net gain on investment activity	(13.1)	—	—
Tax benefit on employee stock plans	26.2	15.7	14.3
Provisions for losses on accounts receivable	19.3	12.9	21.8
Amortization of stock compensation	117.2	133.1	173.5
Changes in assets and liabilities providing (requiring) cash net of acquisitions:			
(Increase) decrease in accounts receivable	(219.1)	(207.7)	25.6
(Increase) decrease in billable production orders in process	(83.6)	(49.5)	34.0
(Increase) decrease in prepaid expenses and other current assets	(113.1)	(116.8)	62.1
Net change in other assets and liabilities	86.8	(50.6)	(326.2)
Increase (decrease) in advanced billings	73.7	91.8	(14.9)
Net increase (decrease) in accrued and deferred taxes	108.7	23.2	(35.1)
Increase in accounts payable	316.1	329.2	253.0
Net Cash Provided by Operating Activities	1,287.6	1,054.2	1,000.6
Cash Flows from Investing Activities:			
Capital expenditures	(159.7)	(141.1)	(117.2)
Payment for purchases of equity interests in subsidiaries and affiliates, net of cash acquired	(316.0)	(410.0)	(586.3)
Purchases of long-term investments	(24.5)	—	—
Purchases of short-term investments	(1,431.2)	(301.9)	(15.9)
Proceeds from sales of short-term investments	1,172.5	39.0	36.3
Net Cash Used in Investing Activities	(758.9)	(814.0)	(683.1)
Cash Flows From Financing Activities:			
Net decrease in short-term borrowings	(25.5)	(15.6)	(127.7)
Proceeds from issuance of debt	8.3	796.3	900.0
Repayments of principal of long-term debt obligations	(15.3)	(234.1)	(339.9)
Dividends paid	(163.1)	(149.3)	(148.4)
Purchase of treasury shares	(446.5)	(25.9)	(371.7)
Other, net	(7.9)	(16.8)	(32.1)
Net Cash (Used In) Provided by Financing Activities	(650.0)	354.6	(119.8)
Effect of exchange rate changes on cash and cash equivalents	43.4	(18.3)	(2.9)
Net (Decrease) Increase in Cash and Cash Equivalents	(77.9)	576.5	194.8
Cash and Cash Equivalents at Beginning of Year	1,243.5	667.0	472.2
Cash and Cash Equivalents at End of Year	$ 1,165.6	$1,243.5	$ 667.0
Supplemental Disclosures:			
Income taxes paid	$ 267.1	$ 344.0	$ 338.7
Interest paid	$ 44.6	$ 56.9	$ 42.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries. Intercompany balances and transactions have been eliminated.

Revenue Recognition. Substantially all revenue is derived from fees for services. Additionally, we earn commissions based upon the placement of advertisements in various media. Revenue is realized when the service is performed in accordance with the terms of each client arrangement and upon completion of the earnings process. This includes when services are rendered, upon presentation date for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured.

A small portion of our contractual arrangements with clients includes performance incentive provisions which allow us to earn additional revenues as a result of our performance relative to both quantitative and qualitative goals. We recognize the incentive portion of revenue under these arrangements when specific quantitative goals are achieved, or when performance against qualitative goals is determined by our clients.

Our revenue recognition policies are in compliance with the Securities and Exchange Commissions ("SEC") Staff Accounting Bulletin ("SAB") 101, "Revenue and Recognition in Financial Statements" as updated by SAB 104, "Revenue Recognition". SAB 101 and 104 summarize certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Also, in July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") released Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". This Issue summarized the EITF's views on when revenue should be recorded at the gross amount billed because revenue has been earned from the sale of goods or services, or the net amount retained because revenue has been earned from a fee or commission. Additionally, in January 2002, the EITF released Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. This Issue summarized the EITF's views on when out-of-pocket expenses should be characterized as revenue. Our revenue recognition policies are in compliance with SAB 101, SAB 104, EITF 99-19 and EITF 01-14. In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained, when the fee or commission is earned.

Billable Production. Billable production orders in process consist principally of costs incurred on behalf of clients when providing advertising, marketing and corporate communications services to clients. Such amounts are invoiced to clients at various times over the course of the production process.

Investments Available for Sale. Investments available for sale are comprised of the following two categories of investments:

Short-term investments and time deposits with financial institutions consist principally of investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. Certain of these investments mature at par with maturities longer than one year, however they are reset to par every 49 days or less, with any changes reflected in our interest income. There are no realized gains or losses, or unrealized gains or losses from these short-term investments because market approximates cost. Therefore, they are classified as current assets.

Long-term investments are included in other assets in our balance sheet and are comprised of minority ownership interests in certain marketing and corporate communications services companies where we do not exercise significant influence over the operating and financial policies of the investee. We account for these investments under the cost method. We periodically evaluate our cost-based investments to determine if there have been any other than temporary declines in value. A variety of factors are considered when determining if a decline in market value below book value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Cost-Based Investments. Cost-based long-term investments are primarily comprised of preferred equity interests in non-public marketing and corporate communications services companies where we do not exercise significant influence over the operating and financial policies of the investee. These minority interests are accounted for under the cost method and are included in other assets in our balance sheet. These investments are periodically evaluated to determine if there have been any other than temporary declines below book value. A variety of factors are considered when determining if a decline in fair value below book value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Equity Method Investments. The equity method is used to account for investments in entities in which we have an ownership of less than 50% and have significant influence over the operating and financial policies of the affiliate. The excess of the cost of our ownership interest in the stock of those affiliates over our share of the fair value of their net assets at the acquisition date is recognized as goodwill and included in the carrying amount of our investment. Subsequent to the adoption of SFAS 142, equity method goodwill is not amortized. We periodically evaluate these investments to determine if there have been any other than temporary declines below book value. A variety of factors are considered when determining if a decline in fair value below book value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Treasury Stock. We account for treasury share purchases at cost. The reissuance of treasury shares is accounted for at the average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect reported results of operations.

Foreign Currency Translation. Our financial statements were prepared in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". All of our foreign subsidiaries use their local currency as their functional currency in accordance with SFAS 52. Accordingly, the currency impacts of the translation of the balance sheets of our foreign subsidiaries to U.S. dollar statements are included as translation adjustments in other accumulated comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in pre-tax income were $2.6 million in 2004, $4.7 million in 2003 and $0.6 million in 2002.

Earnings Per Common Share. Basic earnings per share is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares. For purposes of computing diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, respectively, 863,200, 297,900 and 151,000 shares were assumed to have been outstanding related to common share equivalents. Additionally, the assumed increase in net income related to the after tax compensation expense related to dividends on restricted shares used in the computations was $1.3 million, $1.1 million and $1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The number of shares used in the computations were as follows:

	2004	2003	2002
Basic EPS computation	185,724,200	187,258,200	186,093,600
Diluted EPS computation	186,587,400	187,556,100	186,244,600

Gains and Losses on Issuance of Stock in Affiliates and Subsidiaries. Gains and losses on the issuance of stock in equity method affiliates and consolidated subsidiaries are recognized directly in our shareholders' equity through an increase or decrease to additional paid-in capital in the period in which the sale occurs and do not affect reported results of operations.

Salary Continuation Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employee not to compete with us and to render consulting services during the post-employment period. Such payments, the amounts of which are also subject to certain limitations, including our operating performance during the post-employment period, represent the fair value of the services rendered and are expensed in such periods.

Depreciation of Furniture and Equipment and Amortization of Leasehold Improvements. Depreciation charges are computed on a straight-line basis over the estimated useful lives of furniture of seven to ten years and equipment of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the estimated useful life of these assets.

Goodwill and Other Intangibles. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill acquired resulting from a business combination is not amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS 141, "Business Combinations", we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable, primarily customer relationships and trade names. Information about acquisitions can be found in note 2.

Under SFAS 142, we no longer amortize goodwill and intangible assets with indefinite lives and we are required to perform an annual impairment test on goodwill balances and intangible assets with indefinite lives. In performing this impairment test, SFAS 142 requires that we: identify the components of our operating segments that are reporting units and their respective carrying value; estimate the fair value of the reporting units; and compare the fair value to the carrying value of the reporting units to determine if there is a potential impairment. If there is a potential impairment, SFAS 142 requires that additional analysis be performed to determine the amount of the impairment, if any, to be recorded.

In accordance with paragraph 30 of SFAS 142, we identified our regional reporting units as components of our operating segments, which are our four agency networks. The regional reporting units are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in paragraph 17 of SFAS 131 and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

We perform our impairment test during the second quarter of each year. In determining the fair value of our operating segments, we perform a discounted cash flow analysis assuming the reporting units could be sold in a nontaxable transaction between willing parties. When comparing the fair value of our reporting units to their carrying value, we include deferred taxes in the carrying value of each of our reporting units. We concluded, for each year presented in the financial statements, that our goodwill was not impaired. We plan on continuing to perform our impairment test during the second quarter of each year unless certain events, as defined in SFAS 142, trigger the need for an earlier evaluation for impairment.

Deferred Taxes. Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes, including employee stock-based compensation expense and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from non-cash, unrealized financial statement gains associated with financial instruments and investments, basis differences arising from investments and tangible and deductible intangible assets, capital transactions and expenses which are currently deductible for tax purposes, but have not yet been expensed in the financial statements.

Employee Stock Options. Options are accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123". We elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, were recorded as an expense in the current year utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior years have been restated as if we had used the fair value method to account for stock-based employee compensation. Pre-tax stock-based employee compensation costs for the years ended December 31, 2004, 2003, and 2002, were $117.2 million, $133.1 million and $173.5 million, respectively. Also in connection with the restatement, our December 31, 2003 balance sheet presented reflects an increase in the deferred tax benefit of $120.5 million, an increase in additional paid-in capital of $434.7 million, an increase in unamortized stock compensation of $92.6 million and a decrease in retained earnings of $221.6 million. Information about our specific awards and stock plans can be found in note 7.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) — Share-Based Payment ("SFAS 123R") which is effective for reporting periods beginning after June 15, 2005 and generally applies to grants made after adoption. SFAS 123R is a revision of FASB No. 123, Accounting for Stock-Based Compensation. As a result of our adoption of SFAS 123 on January 1, 2004, we believe that the adoption of SFAS 123R will not have a material impact on our consolidated results of operations or financial position. However, we are in the process of assessing the full impact of this revision.

The table below presents a reconciliation of net income and earnings per share, as reported, to the restated results for the years ended December 31, 2003 and 2002.

	(Dollars in Millions, Except Per Share Amounts)		
		Earnings Per Common Share	
	Net Income	Basic	Diluted
As reported, year ended December 31, 2003...	$675.9	$3.61	$3.59
Less fair value of stock options issued, net of taxes	44.9	0.24	0.22
Restated, year ended December 31, 2003	$631.0	$3.37	$3.37
As reported, year ended December 31, 2002...	$643.5	$3.46	$3.44
Less fair value of stock options issued, net of taxes	73.0	0.39	0.37
Restated, year ended December 31, 2002	$570.5	$3.07	$3.07

Cash Flows. Our cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase.

Concentration of Credit Risk. We provide marketing and corporate communications services to thousands of clients who operate in nearly every industry sector. We grant credit to qualified clients in the ordinary course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 4.3% of our 2004 consolidated revenue and no other client accounted for more than 2.8% of our 2004 consolidated revenue.

Derivative Financial Instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative financial instruments consist principally of forward foreign exchange contracts and cross-currency interest rate swaps. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose us to risk; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as hedge is required to be immediately recognized in the statement of income.

The majority of our activity relates to forward foreign exchange contracts. We execute these contracts in the same currency as the hedged exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded at market value and changes in market value are recognized in the statement of income in the current period. Gains and losses on derivative financial instruments which are hedges of net investments, are recorded to accumulated comprehensive income as translation adjustments to the extent of change in the spot exchange rate. The remaining difference is recorded in the statement of income in the current period.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain prior year amounts have been reclassified in our balance sheet and statements of cash flow to conform with the 2004 presentation.

2. Acquisitions

During 2004, we completed seven acquisitions of new subsidiaries and made additional investments in companies in which we already had an ownership interest. In addition, we made contingent purchase price payments related to acquisitions completed in prior years. The aggregate cost of these transactions, including cash payments and the assumption of liabilities for 2004 was as follows (dollars in millions):

New and existing subsidiaries	$186.7
Contingent purchase price payments	191.4
	$378.1

Valuations of these companies were based on a number of factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings. Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms through the expansion of their geographic reach and/or their service capabilities to better serve our clients. Consistent with our acquisition strategy and past practice, most acquisitions completed in 2004 included an initial payment at the time of closing and provide for additional contingent purchase price payments. Contingent payments for these transactions, as well as certain acquisitions completed in prior years, are derived using the performance of the acquired entity and are based on pre-determined formulas. These contingent purchase price obligations are accrued when the contingency is resolved and payment is certain.

For each of our acquisitions we undertake a detailed review to identify other intangible assets and a valuation is performed for all such assets identified. Like most service businesses, a substantial portion of the intangible asset value that we acquire is the know-how of the people, which is treated as part of goodwill and is not required to be valued separately by SFAS 141. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships and the related customer contracts. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. When executing our acquisition strategy, a significant portion of an acquired company's revenues is often derived from existing clients. The expected benefits of our acquisitions are typically shared across multiple agencies and regions.

As of December 31, 2004 and 2003, the components of our intangible assets were as follows:

	(Dollars in Millions)					
	December 31, 2004			December 31, 2003		
	Gross Carry Value	Accumulated Amortization	Net Book Value	Gross Carry Value	Accumulated Amortization	Net Book Value
Intangible assets subject to SFAS 142 impairment tests:						
Goodwill	$7,016.8	$605.4	$6,411.4	$6,467.0	$580.8	$5,886.2
Other identifiable intangible assets subject to amortization:						
Purchased and internally developed software	207.8	141.4	66.4	188.2	114.5	73.7
Customer related and other	66.9	23.3	43.6	61.0	13.3	47.7
Total	$ 274.7	$164.7	$ 110.0	$ 249.2	$127.8	$ 121.4

The other identifiable intangible assets are amortized on a straight-line basis ranging from 5 to 10 years.

3. Bank Loans and Lines of Credit

Bank loans of $17.5 million and $42.4 million at December 31, 2004 and 2003, respectively, are primarily comprised of the bank overdrafts of our international subsidiaries. These loans are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on these bank loans as of December 31, 2004 and 2003 was 5.6% and 5.2%, respectively.

At December 31, 2004 and 2003, we had committed and uncommitted lines of credit aggregating $2,401.9 million and $2,468.2 million, respectively. The unused portion of these credit lines was $2,384.4 million and $2,425.8 million at December 31, 2004 and 2003, respectively. The lines of credit, including the credit facilities discussed below, are generally extended to us on terms that the banks grant to borrowers with credit ratings similar to ours.

On May 24, 2004, we amended and extended our existing revolving credit facilities with a consortium of banks, resulting in a five-year $1,500.0 million revolving credit facility which matures May 24, 2009, and a $500.0 million 364-day revolving credit facility with a maturity date of May 23, 2005. These facilities amended our previous three-year $835.0 million and $1,200.0 million, 364-day revolving credit facilities. The 364-day facility continues to include a provision which allows us to convert all amounts outstanding at expiration of the facility into a one-year term loan.

The bank consortium for our five-year and 364-day bank facilities consists of 27 banks. Citibank N.A. acts as administrative agent, ABN Amro acts as syndication agent and JPMorgan Chase Bank and HSBC Bank USA act as co-documentation agents for the facilities. Other significant lending institutions include Societe Generale, Bank of America, Wachovia and Sumitomo Mitsui. These facilities provide us with the ability to classify up to $2.0 billion of our borrowings that could come due within one year as long-term debt, when it is our intention to keep the borrowings outstanding on a long-term basis.

These credit facilities provide support for our $1,500.0 million commercial paper program. The gross amount of commercial paper issued and redeemed under our commercial paper program during 2004 was $27.2 billion, with an average term of 2.3 days. During 2003, $19.6 billion of commercial paper was issued and redeemed with an average term of 5.9 days. As of December 31, 2004 and 2003, we had no commercial paper borrowings outstanding.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (EBITDA for purposes of this covenant being defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2004, our ratio of debt to EBITDA was 1.9 times and our ratio of EBITDA to interest expense was 27.1 times. We were in compliance with these covenants.

4. Long-Term Debt and Convertible Notes

Long-term debt and convertible notes outstanding as of December 31, 2004 and 2003 consisted of the following:

	(Dollars in Millions)	
	2004	2003
Euro 152.4 million 5.20% Euro Notes, due June 24, 2005	$ 206.6	$ 192.0
Other notes and loans at rates from 3.1% to 9.8%, due through 2010	21.7	17.7
	228.3	209.7
Less current portion	209.2	12.4
Total long-term debt	$ 19.1	$ 197.3
Convertible notes — due February 7, 2031	847.0	$847.0
Convertible notes — due July 31, 2032	892.3	892.3
Convertible notes — due June 15, 2033	600.0	600.0
	2,339.3	2,339.3
Less current portion	—	—
Total convertible notes	$2,339.3	$2,339.3

For the years ended December 31, 2004, 2003 and 2002, we incurred gross interest expense on our borrowings of $51.1 million, $57.9 million and $45.5 million, respectively. Interest expense included $23.0 million, $28.1 million and $2.6 million related to our convertible notes in 2004, 2003 and 2002, respectively. In addition, interest expense relative to our €152.4 million Euro 5.20% notes was $10.4 million, $10.3 million and $8.1 million in 2004, 2003 and 2002, respectively. The remainder of our interest expense in these years was related to our short-term borrowings.

The 2004 interest expense was impacted by the amortization of a portion of the interest payments of $6.7 million and $24.5 million made in August of 2003 and 2004, respectively, related to our convertible notes due 2032, amortization of a portion of the interest payment of $1.5 million made in November and December of 2004 related to our convertible notes due 2033 and amortization of a portion of the interest payment of $14.8 million made in November 2004 related to our convertible notes due 2031. The 2003 interest expense was impacted by the amortization of a portion of the interest payments of $25.4 million and $6.7 million made on February 21, 2003 and on August 6, 2003 to qualified noteholders of our convertible notes due 2031 and 2032, respectively.

On June 24, 1998, we issued €152.4 million 5.20% notes. The notes are senior unsecured obligations of the Company. Unless previously redeemed, or purchased and cancelled, the notes mature on June 24, 2005.

The $847.0 million aggregate principal amount of Liquid Yield Option notes due February 7, 2031, were issued by us in February 2001. These notes are senior unsecured zero-coupon securities that are convertible into 7.7 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded by at least two notches from their December 31, 2004 level of A- to BBB or lower by Standard & Poor's Ratings Services ("S&P"), or from their December 31, 2004 level of Baa1 to Baa3 or lower by Moody's Investors Services, Inc. ("Moody's"). These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in February of each year, beginning in February 2006, and we have agreed not to redeem the notes for cash before February 7, 2009. There are no events that accelerate the noteholders' put rights. Beginning in February 2006, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest.

The $892.3 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due July 31, 2032 were issued by us in March 2002. The notes are senior unsecured zero-coupon securities that are convertible into 8.1 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded at least two notches from their December 31, 2004 level of A- to BBB or lower by S&P, or from their December 31, 2004 level of Baa1 to Baa3 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in August of each year and we have agreed not to redeem the notes for cash before July 31, 2009. There are no events that accelerate the noteholders' put rights. Beginning in August 2007, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest.

The $600.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due June 15, 2033, were issued by us in June 2003. The notes are senior unsecured obligations that are convertible into 5.8 million common shares, implying a conversion price of $103.00 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded from their current level to Ba1 or lower by Moody's or BBB- or lower by S&P. The occurrence of these events will not result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash on June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032 and we have a right to redeem the notes for cash beginning on June 15, 2010. There are no events that accelerate the noteholders' put rights. Beginning in June 2010, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest.

In August 2004, we amended the indenture to the Zero Coupon Zero Yield Convertible Notes due 2032. In November 2004, we amended the indentures to the Liquid Yield Option Notes due 2031 and the Zero Coupon Zero Yield Convertible Notes due 2033. The amendments to all three indentures were similar with respect to settlement of the notes on put or conversion. We amended the provisions regarding payment to the noteholders in the event of a put. Previously, we could satisfy the put obligation in cash, shares or a combination of both, at our option. The amendments provide that we can only satisfy the put obligation in cash. We also amended the provisions regarding payment to the noteholders in the event the noteholders exercise their conversion right. Previously, we were required to satisfy the conversion obligation of each note by delivering the underlying number of shares, as adjusted, into which the note converts. The amendments provide that the conversion obligation is equal to a conversion value determined on the day of conversion, calculated by multiplying the share price at the close of business on that day by the underlying number of shares into which the note converts. We then satisfy the conversion value by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at our option. At the same time we amended the indenture provisions governing settlement on put or conversion, we also amended the provisions of the Liquid Yield Option Notes due 2031 and the Zero Coupon Zero Yield Convertible Notes due 2032 governing the payment of contingent cash interest.

Aggregate stated maturities of long-term debt and convertible notes are as follows:

	(Dollars in Millions)
2005	$ 209.2
2006	1.1
2007	0.9
2008	0.5
2009	0.5
2010	15.9
Thereafter	2,339.5

5. Segment Reporting

Our wholly and partially owned agencies operate within the advertising, marketing and corporate communications services industry. These agencies are organized into agency networks, virtual client networks, regional reporting units and operating groups. Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients across a variety of geographies. In addition, our agency networks have similar economic characteristics and similar long-term operating margins, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Therefore, given these similarities and in accordance with the provisions of SFAS 131 – Disclosures about Segments of an Enterprise and Related Information, most specifically paragraph 17, we aggregate our operating segments, which are our four agency networks, into one reporting segment.

A summary of our revenue and long-lived assets by geographic area for the years then ended, and as of December 31, 2004, 2003 and 2002 is presented below:

	(Dollars in Millions)				
	United States	Euro Denominated	United Kingdom	Other International	Consolidated
2004					
Revenue	$5,223.4	$2,058.2	$1,085.0	$1,380.6	$9,747.2
Long-Lived Assets	329.9	110.1	99.5	96.9	636.4
2003					
Revenue	$4,720.9	$1,789.9	$941.9	$1,168.7	$8,621.4
Long-Lived Assets	309.2	98.4	95.6	93.6	596.8
2002					
Revenue	$4,284.6	$1,458.6	$814.1	$979.0	$7,536.3
Long-Lived Assets	319.7	75.2	86.9	75.9	557.7

6. Equity and Cost Based Investments

We have investments in unconsolidated affiliated companies accounted for under the equity method. The affiliated companies offer marketing and corporate communications services similar to those offered by our operating companies. The equity method is used when we own less than 50% of the common stock but exercise significant influence over the operating and financial policies of the affiliate. The following table summarizes the balance sheets and income statements of our unconsolidated affiliates, as of December 31, 2004 and 2003 and for the years then ended:

	(Dollars in Millions)	
	2004	2003
Total net assets	$176.4	$183.5
Gross revenue	472.4	493.2
Net income	37.7	46.9

Our equity interest in the net income of these affiliated companies was $17.1 million and $15.1 million for 2004 and 2003, respectively. Our equity interest in the net assets of these affiliated companies was $108.2 million and $96.0 million at December 31, 2004 and 2003, respectively. Owners of interests in certain of our affiliated companies have the right in certain circumstances to require us to purchase additional ownership stakes at fair value. The terms of these rights vary for each arrangement and the ultimate amount payable in the future also varies based upon the future earnings of the affiliated companies, changes in the applicable foreign currency exchange rates and the timing of when these rights are exercised.

Our cost based investments at December 31, 2004 were primarily comprised of preferred interests representing equity interests of less than 20% in various service companies. This method is used when we own less than a 20% equity interest and do not exercise significant influence over the operating and financial policies of the investee. The total cost basis of these investments, which are included in other assets on our balance sheet, as of December 31, 2004 and 2003 was $41.8 million and $27.1million, respectively.

At December 31, 2003, we held a non-voting, non-participating preferred stock interest in Seneca Investments LLC ("Seneca"). Seneca was initially formed in 2001 from our contribution of Communicade, our subsidiary that conducted e-services industry investment activities. All of Communicade's investments at that time were comprised of minority interests in e-services industry businesses. Upon Seneca's formation, the transaction was accounted for in accordance with SFAS 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities, and resulted in no gain or loss being recognized by us on Seneca's formation. The preferred stock was non-voting and was entitled to dividends at a rate of 8.5%, compounded semi-annually and was redeemable on the 10th anniversary of issuance or earlier upon the occurrence of certain extraordinary events. No cash dividends were paid by Seneca or accrued by us subsequent to Seneca's formation.

In December 2002, we acquired all of the common stock of Organic, Inc. from Seneca. The transaction was effected by the redemption of $99.0 million of the preferred stock and the assumption of $7.2 million of liabilities. In June 2003, we acquired all of the common stock of AGENCY.com from Seneca. The transaction was effected by the redemption of $181.0 million of the preferred stock and the assumption of $15.8 million of liabilities.

On Seneca's formation and for all subsequent periods, the fair value of our investment in Seneca exceeded its carrying value. Because our preferred stock did not have a conversion feature, we considered it similar to a debt instrument where it is not probable that the contractual interest payments may be collected as scheduled in the loan agreement. Accordingly, we applied the cost-recovery method, in accordance with the provisions of SFAS 114 and SFAS 118 and we did not accrue any dividend income. Under the cost-recovery method, investment income cannot be recorded until it is probable of realization. Consequently, we did not record any investment income related to unpaid dividends and in connection with the purchases of Organic, Inc. and AGENCY.com from Seneca, we applied the redemption of our preferred stock against our remaining carrying value of our investment such that at December 31, 2003, our remaining carrying value was reduced to zero.

In March 2004, we exchanged our remaining shares of preferred stock in Seneca for a $24.0 million senior secured note due in 2007 that bears interest at a rate of 6.25% and 40% of Seneca's outstanding common stock which we are accounting for under the equity method. The senior secured note is accounted for in our other assets. The restructuring was proposed by the common stockholders of Seneca because the expected value of the assets that remained in Seneca in early 2004 was insufficient to fund the preferred dividends that had accrued to that date and were expected to accrue prior to potential realization events in the future. The restructuring re-aligned the incentives of the common shareholders with ours because it provided them with additional incentives to maximize the value of the Seneca assets and to monetize the assets on an accelerated basis. The exchange was accounted for at fair value in accordance with EITF 98-3 and we recorded a net pre-tax gain of $24.0 million.

The $24.0 million pre-tax gain, which was included in operating income, was partially offset by losses of $10.9 million from other investment activity unrelated to Seneca.

In January 2005, we received a distribution of $5.2 million from Seneca which was applied against the senior secured note reducing the outstanding principal to $20.0 million.

7. Employee Stock Plans

Our equity incentive compensation plan was adopted in 2002 ("Equity Incentive Plan"). Under the Equity Incentive Plan, 9.2 million common shares are reserved for options and other awards, of which 3.3 million were for restricted stock awards. Pursuant to the Equity Incentive Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than seven years from the date of grant. The terms of each option and the times at which each option will be exercisable will be determined by the Compensation Committee of the Board of Directors. It is anticipated that the full vesting period for options will be no shorter than three years. Current year option grants become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

Our prior incentive compensation plan was adopted in 1998 ("1998 Plan") and amended in 2000. As a result of the adoption of the Equity Incentive Plan during 2002, no new awards may be granted under Omnicom's 1998 Plan, except with respect to shares relating to awards that are forfeited or cancelled. Pursuant to the 1998 Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant. Options become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

Under the terms of our long-term shareholder value plan ("LTSV Plan"), common shares were reserved for option awards to key employees of the Company at an exercise price that is no less than 100% of the market price of the stock at the date of the grant. The options become exercisable after the sixth anniversary date of grant. The options can become exercisable prior to this anniversary date in increments of one-third if the market value for the Company's common stock increases compared to the market price on the date of grant by at least 50%, 75% and 100%, respectively. As a result of the adoption of the Equity Incentive Plan during 2002, no new awards may be granted under Omnicom's LTSV Plan.

Options included under all prior incentive compensation plans, all of which were approved by our shareholders, for the past three years are:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	18,677,095	$70.62	19,157,495	$69.83	17,743,823	$66.30
Options granted under:						
1998 Plan	—	—	—	—	2,289,607	91.82
LTSV Plan	—	—	—	—	—	—
Equity Incentive Plan	50,000	77.37	617,500	47.85	28,149	60.39
Options exercised	(1,376,837)	40.52	(899,943)	38.89	(634,917)	44.56
Options forfeited	(46,211)	67.41	(197,957)	67.43	(269,167)	81.69
Shares under option, end of year	17,304,047	$73.05	18,677,095	$70.62	19,157,495	$69.83
Options exercisable at year-end	11,822,997		10,972,492		9,413,333	

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$12.94 to 26.27	140,361	1 year	$12.97	140,361	$12.97
19.72	200,000	1-2 years	19.72	200,000	19.72
24.28	250,000	2-3 years	24.28	250,000	24.28
39.75 to 66.40	597,100	3-4 years	43.17	597,100	43.17
44.62 to 91.22	2,468,871	4-5 years	78.61	2,457,609	78.69
47.74 to 84.00	2,745,600	5-6 years	72.33	2,313,500	76.91
62.35 to 87.16	8,727,808	6-7 years	72.65	4,508,270	76.41
85.84 to 93.55	2,174,307	7-8 years	91.84	1,356,307	91.81
	17,304,047			11,822,997	

The weighted average fair value, calculated on the basis summarized below, of each option granted was $20.65, $9.87, and $28.01 for 2004, 2003 and 2002, respectively. The fair value of each option grant has been determined as of the date of grant using the Black-Scholes option valuation model and with the following assumptions (without adjusting for the risk of forfeiture and lack of liquidity):

	2004	2003	2002
Expected option lives	3.5 years	3.5 years	5 years
Risk free interest rate	2.2% - 3.4%	2.1%	2.4% - 4.7%
Expected volatility	33.4% - 36.2%	29.00%	28.20% - 35.30%
Dividend yield	1.1% - 1.2%	1.7%	0.9% - 1.3%

Restricted Shares. Changes in outstanding shares of restricted stock for the three years ended December 31, 2004 were as follows:

	2004	2003	2002
Restricted shares at beginning of year	2,369,348	2,070,844	2,227,022
Number granted	1,078,230	1,093,128	769,964
Number vested	(900,454)	(708,719)	(806,626)
Number forfeited	(134,711)	(85,905)	(119,516)
Restricted shares at end of year	2,412,413	2,369,348	2,070,844

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to shareholders' equity and then amortized to expense over the period of restriction. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee must resell the shares to us at par value if the employee ceases employment prior to the end of the period of restriction.

ESPP. We have an employee stock purchase plan that enables employees to purchase our common stock through payroll deductions over each plan quarter at 85% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by ERISA. During 2004, 2003 and 2002, employees purchased 288,181 shares, 315,566 shares and 349,181 shares, respectively, all of which were treasury shares, for which $19.0 million, $18.1 million and $22.5 million, respectively, was paid to us. For this plan, 1,349,224 shares remain reserved at December 31, 2004.

Total pre-tax stock-based employee compensation costs for the years ended December 31, 2004, 2003 and 2002, were $117.2 million, $133.1 million and $173.5 million, respectively.

8. Income Taxes

Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

	Years Ended December 31, (Dollars in Millions)		
	2004	2003	2002
Income before income taxes:			
Domestic	$ 646.7	$ 629.4	$581.2
International	532.1	419.6	373.4
Total	$1,178.8	$1,049.0	$954.6
Provision for taxes on income:			
Current:			
Federal	$ 161.0	$ 143.3	$ 154.6
State and local	11.8	14.4	35.1
International	160.2	139.3	136.8
Total Current	333.0	297.0	326.5
Deferred:			
Federal	72.4	69.4	21.8
State and local	1.6	(2.7)	(4.6)
International	(10.7)	(10.7)	(14.1)
Total Deferred	63.3	56.0	3.1
Total	$ 396.3	$ 353.0	$329.6

Our effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	0.7	0.7	2.1
International subsidiaries' tax rate differentials	(2.6)	(1.9)	(1.0)
Other	0.5	(0.2)	(1.6)
Effective rate	33.6%	33.6%	34.5%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of our assets and liabilities. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes, including employee stock-based compensation expense and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from non-cash, unrealized financial statement gains associated with financial instruments and investments, basis differences arising from investments and tangible and deductible intangible assets, capital transactions and expenses which are currently deductible for tax purposes, but have not yet been expensed in the financial statements.

Deferred tax assets and liabilities as of December 31, 2004 and 2003 consisted of the amounts shown below (dollars in millions):

	2004	2003
Deferred tax assets:		
Compensation and severance	$271.4	$240.4
Tax loss carryforwards	98.5	116.8
Basis differences arising from acquisitions	83.6	71.3
Basis differences from short term assets and liabilities	28.4	25.3
Other	3.5	—
Total deferred tax assets	485.4	453.8
Valuation allowance	(75.3)	(84.3)
Total deferred tax assets net of valuation allowance	$410.1	$369.5
Deferred tax liabilities:		
Financial instruments	155.6	109.9
Basis differences arising from tangible and deductible intangible assets	96.4	42.4
Basis differences arising from investments and capital transactions	65.4	45.7
Other	—	6.1
Total deferred tax liabilities	$317.4	$204.1

Net current deferred tax assets as of December 31, 2004 and 2003 were $106.7 million and $104.8 million, respectively, and were included in prepaid expenses and other current assets. At December 31, 2004, we had non-current deferred tax assets of $303.4 million and long-term deferred tax liabilities of $317.4 million and at December 31, 2003, we had non-current deferred tax assets of $264.7 million and long-term deferred tax liabilities of $204.1 million. We have concluded that it is more likely than not that we will be able to realize our deferred tax assets in future periods.

A provision has been made for income and withholding taxes on the earnings of international subsidiaries and affiliates that will be distributed.

9. Employee Retirement Plans

Our international and domestic subsidiaries provide retirement benefits for their employees primarily through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, have generally been in amounts up to 15% (the maximum amount deductible for U.S. federal income tax purposes) of total eligible compensation of participating employees. Expenses related to the Company's contributions to these plans in 2004 were $82.6 million, in 2003 were $65.3 million and in 2002 were $63.8 million.

Our pension plans are primarily related to non-U.S. businesses. These plans are not subject to the Employee Retirement Income Security Act of 1974. Substantially all of these plans are funded by fixed premium payments to insurance companies which undertake to provide specific benefits to the individuals covered. Pension expense recorded for these plans in 2004 was $10.3 million, in 2003 was $7.3 million and in 2002 was $12.4 million.

Certain of our subsidiaries have executive retirement programs under which benefits will be paid to participants or to their beneficiaries over periods up to 15 years beginning after cessation of full-time employment, at age 65 or death. In addition, other subsidiaries have individual deferred compensation arrangements with certain executives which provide for payments over varying terms upon retirement, cessation of employment or death. The costs related to these benefits, which are accrued during the employee's service period with us, were not material to the 2004, 2003 and 2002 consolidated results of operations or financial position. Our obligation with respect to these programs is included in deferred compensation and other liabilities on the balance sheet.

10. Commitments and Contingent Liabilities

At December 31, 2004, we were committed under operating leases, principally for office space in major cities around the world. Certain leases are subject to rent reviews with various escalation clauses and require payment of various operating expenses which may also be subject to escalation clauses. Rent expense for the years ended December 31, 2004, 2003 and 2002 was reported as follows:

	(Dollars in Millions)		
	2004	2003	2002
Office Rent	$371.6	$352.8	$326.8
Third Party Sublease	(26.3)	(17.3)	(15.5)
Total Office Rent	345.3	335.5	311.3
Equipment Rent	137.6	152.4	152.1
Total Rent	$482.9	$487.9	$463.4

Future minimum office and equipment base rents under terms of non-cancelable operating leases, reduced by rents to be received from existing non-cancelable subleases, are as follows:

	(Dollars in Millions)		
	Gross Rent	Sublease Rent	Net Rent
2005	$422.9	$21.7	$401.2
2006	352.8	17.7	335.1
2007	296.6	14.5	282.1
2008	243.8	12.7	231.1
2009	217.8	11.5	206.3
Thereafter	910.0	25.8	884.2

See note 14 for a discussion of legal proceedings to which we are subject.

11. Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of our financial instruments at December 31, 2004 and 2003. Amounts in parentheses represent liabilities.

	2004 (Dollars in Millions)		2003 (Dollars in Millions)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,165.6	$ 1,165.6	$ 1,243.5	$ 1,243.5
Short-term investments	574.0	574.0	305.4	305.4
Other investments	41.8	41.8	27.1	27.1
Long-term debt and convertible notes	(2,567.6)	(2,570.3)	(2,549.0)	(2,594.6)
Financial Commitments				
Cross-currency interest rate swaps	(53.0)	(53.0)	(44.8)	(44.8)
Forward foreign exchange contracts	(2.8)	(2.8)	(1.0)	(1.0)
Guarantees	—	(0.2)	—	(0.9)
Letters of credit	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Short-term investments:

Short-term investments consist primarily of investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. They are carried at market which approximates cost.

Other investments:

Other investments are carried at cost, which approximates fair value. Refer to note 6 for additional information about these investments.

Long-term debt and convertible notes:

A portion of our long-term debt includes floating rate debt, the carrying value of which approximates fair value. Our long-term debt also includes convertible notes and fixed rate debt. The fair value of these instruments was determined by reference to quotations available in markets where these instruments are traded.

Financial commitments:

The estimated fair values of derivative positions in cross-currency interest rate swaps and forward foreign exchange contracts are based upon quotations received from independent, third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk. The fair values of guarantees and letters of credit are based upon the stated value of the underlying instruments. The guarantees, which relate to real estate leases, were issued by us for affiliated companies. Letters of credit, when issued, represent guarantees issued by us on behalf of our operating companies for activities in the normal course of business.

12. Financial Instruments and Market Risk

Statement Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that derivative instruments which meet the SFAS 133 definition of a derivative (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be immediately recognized in our statement of income.

Our derivative activities are confined to risk management activities related to our international operations. We enter into short-term forward foreign exchange contracts which hedge our intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenues are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. Changes in market value of the forward contracts are included in the income statement and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally 90 days or less. At December 31, 2004 and 2003, the aggregate amount of intercompany receivables and payables subject to this hedge program was $1,453.0 million and $1,251.0 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's forward foreign exchange contracts outstanding at December 31, 2004 and 2003. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell the respective currency. Refer to note 11 for a discussion of the value of these instruments.

	(Dollars in Millions) Notional Principal Amount			
	2004		2003	
	Company Buys	Company Sells	Company Buys	Company Sells
U.S. Dollar	$ 51.2	$ 36.0	$ 41.2	$103.9
British Pound	551.1	125.9	460.1	160.8
Euro	36.0	498.8	8.1	273.5
Japanese Yen	79.0	3.7	74.7	—
Other	8.2	63.1	41.2	87.6
Total	$725.5	$727.5	$625.3	$625.8

At December 31, 2004 and 2003, we had Japanese Yen 19.1 billion aggregate notional principal amount of cross-currency interest rate swaps which mature in 2005. The swaps effectively hedge our net investment in Japanese Yen denominated assets.

We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2004 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we entered into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our credit rating. This system is designed to enable us to initiate remedial action, if appropriate.

The foreign currency and yen swap contracts existing during the years ended December 31, 2004 and 2003 were entered into for the purpose of hedging certain specific currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) that might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have credit ratings equal to or better than our credit rating.

13. New Accounting Pronouncements

The following pronouncements were either issued by the FASB or adopted by us in 2002, 2003 and 2004, and impact our financial statements as discussed below: Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142); Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143); Statements of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144); Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146); Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB No. 123 (SFAS 148) and as subsequently revised by SFAS No. 123 (Revised 2004) — Share-Based Payment (SFAS 123R); Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150) and Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29 (SFAS 153).

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Effective January 1, 2002, companies are no longer required to amortize goodwill and other intangibles that have indefinite lives, but these assets will be subject to periodic testing for impairment. Additionally, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001 is no longer required to be amortized. We adopted SFAS 142 effective January 1, 2002. We completed the initial impairment test during the second quarter of 2002 and subsequent impairment tests at the end of the second quarters of 2003 and 2004, and concluded that there was no impairment at any of these dates. The results of the impairment testing did not impact our results of operations or financial position.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. Effective January 1, 2002, we adopted SFAS 144. The adoption did not result in an impairment charge.

SFAS 146 requires costs associated with exit or disposal activities be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal costs that are initiated after December 31, 2002. We adopted SFAS 146 effective January 1, 2003. The adoption did not have a material impact on our consolidated results of operations or financial position.

In accordance with SFAS No. 123, as amended by SFAS No. 148, we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, were recorded as an expense in the current year utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior years have been restated as if we had used the fair value method to account for stock-based employee compensation. Pre-tax stock-based employee compensation costs for the years ended December 31, 2004, 2003 and 2002, were $117.2 million, $133.1 million and $173.5 million, respectively. Also in connection with the restatement, our December 31, 2003 balance sheet reflects an increase in deferred tax benefits of $120.5 million, an increase in additional paid-in capital of $434.7 million, an increase in unamortized stock compensation of $92.6 million and a decrease in retained earnings of $221.6 million.

In December 2004, the FASB issued SFAS No. 123R which is effective for reporting periods beginning after June 15, 2005 and generally applies to grants made after adoptions. SFAS 123R is a revision of FASB No. 123, Accounting for Stock-Based Compensation. As a result of our adoption of SFAS 123 on January 1, 2004, we believe that the adoption of SFAS 123R will not have a material impact on our consolidated results of operations or financial position. However, we are in the process of assessing the full impact of this revision.

SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). We adopted the standard, as modified by FSP 150-3, in the third quarter of 2003. The adoption did not have an impact on, or result in additional disclosure in, our consolidated results of operations or financial position.

SFAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception from having to apply from the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after June 15, 2005. We are in the process of assessing the full impact; however, we believe that the adoption of SFAS 153 will not have a material impact on our consolidated results of operations or financial position.

The FASB issued two staff proposals on accounting for income taxes to address recent changes enacted by the United States Congress. Proposed Staff Position FAS 109-a, Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004, and Proposed Staff Position FAS 109-b, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004. We believe that

Proposed Staff Position FAS 109-a does not apply to our business and we are currently assessing the impact of Proposed Staff Position FAS 109-b; however, we do not believe it will have a material impact on our consolidated results of operations or financial position.

The following FASB Interpretations ("FINs") were issued in 2002, 2003 and 2004: FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34; and FIN 46, Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51.

FIN 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45, which was effective for periods ending after December 15, 2002, also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The application of FIN 45 did not have an impact on, or result in additional disclosure in, our consolidated results of operations or financial position.

FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in FIN 46, and is based on the concept that companies that control another entity through interests, other than voting interests, should consolidate the controlled entity. The consolidation requirements apply immediately to FIN 46 interests held in variable interest entities created after January 31, 2003 and to interests held in variable interest entities that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. The FASB subsequently issued FIN 46R in December 2003 which modified certain provisions of FIN 46. The effective date of FIN 46R applies to the first reporting period after March 15, 2004. The application of FIN 46 as originally issued and as revised by the issuance of FIN 46R did not have an impact on, or result in additional disclosure in, our consolidated results of operations or financial position.

The Emerging Issues Task Force ("EITF") of the FASB released interpretive guidance in 2002, 2003 and 2004 covering several topics that impact our financial statements. These topics include revenue arrangements with multiple deliverables (EITF 00-21), customer relationship intangible assets acquired (EITF 02-17), vendor rebates (EITF 02-16), participating securities and the two-class method (EITF 03-6) and the effect of contingently convertible debt on diluted earnings per share (EITF 04-8). The application of this guidance did not have a material impact on our consolidated results of operations or financial position.

14. Legal Proceedings

Beginning on June 13, 2002, several proposed class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption In re Omnicom Group Inc. Securities Litigation, No. 02-CV4483 (RCC) on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges among other things that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of certain internet investments, made by our Communicade Group, which we contributed to Seneca Investments LLC in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants have moved to dismiss the complaint. The court has not yet decided the motion. On February 18, 2005, another shareholder filed on action asserting similar claims. No response is yet required.

In addition to the proceedings described above, a shareholder derivative action was filed in New York State Court on June 28, 2002 by a plaintiff shareholder, purportedly on the company's behalf against certain former and current directors. The complaint alleges, among other things, breaches of fiduciary duty, disclosure failures, abuse of control and gross mismanagement in connection with the formation of Seneca Investments LLC, including as a result of open-market sales of our common shares by our chairman and two former employee directors. The complaint seeks the imposition of a constructive trust on profits received in the stock sales, an unspecified amount of money damages and attorneys' fees and other costs. A motion has been filed to dismiss this action. Subsequently, the parties and the court agreed to stay further proceedings in this case pending additional developments in the class action cases described above.

The defendants in these cases expect to defend them vigorously. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of these matters.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2004 and 2003, in millions of dollars except for per share amounts.

	Quarter			
	First	Second	Third	Fourth
Revenue				
2004	$2,231.4	$2,407.8	$2,319.0	$2,789.0
2003	1,937.2	2,149.5	2,028.6	2,506.0
Income Before Income Taxes				
2004	218.9	336.4	238.6	384.9
2003	193.9	306.4	205.6	343.1
Income Taxes				
2004	73.6	113.1	80.3	129.4
2003	67.1	104.0	68.9	113.2
Income After Income Taxes				
2004	145.3	223.3	158.3	255.5
2003	126.8	202.4	136.7	229.9
Equity in Earning of Affiliates				
2004	2.5	4.9	3.2	6.6
2003	2.5	1.9	4.0	6.8
Minority Interests				
2004	(12.2)	(22.1)	(16.2)	(25.6)
2003	(13.8)	(24.3)	(16.1)	(26.0)
Net Income				
2004	135.6	206.1	145.3	236.5
2003	115.5	180.0	124.6	210.7
Basic Net Income Per Share				
2004	0.72	1.10	0.79	1.28
2003	0.62	0.96	0.66	1.12
Diluted Net Income Per Share				
2004	0.72	1.10	0.79	1.28
2003	0.62	0.96	0.66	1.12

OMNICOM GROUP INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2004

(Dollars in Millions)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectable Receivables (1)	Translation Adjustments (increase) decrease	Balance at End of Period
Valuation accounts deducted from Assets to which they apply — Allowance for doubtful accounts:					
December 31, 2004	$69.7	$19.3	$24.0	$(2.8)	$67.8
December 31, 2003	75.6	12.9	24.6	(5.8)	69.7
December 31, 2002	79.2	21.8	30.1	(4.7)	75.6

(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $0.1 million, $0.6 million and $2.0 million in 2004, 2003 and 2002, respectively.

Computation of Ratio of Earnings to Fixed Charges
2004 - 2000

(in millions, except ratios)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Earnings as defined:					
Profit before tax as reported	$1,178.8	$1,049.0	$ 954.4	$ 816.3	$ 873.0
Add: Dividends from affiliates	13.9	15.9	17.2	28.4	39.2
Interest expense	51.1	57.9	45.5	90.9	116.7
Interest factor (re: rentals)[a]	161.0	162.6	154.4	150.9	131.6
Total earnings	$1,404.8	$1,285.4	$1,171.5	$1,086.5	$1,160.5
Fixed charges as defined:					
Interest expense	$ 51.1	$ 57.9	$ 45.5	$ 90.9	$ 116.7
Interest factor (re: rentals)[a]	161.0	162.6	154.5	150.9	131.6
Total fixed charges	$ 212.1	$ 220.5	$ 200.0	$ 241.8	$ 248.3
Ratio of earnings to fixed charges	6.62x	5.83x	5.86x	4.49x	4.67x

(a) The interest factor related to rentals reflects the appropriate portion of rental expense representative of an interest factor.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Omnicom Group Inc.:

We consent to the incorporation by reference in the registration statements (Registration Statement Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-74879, 333-84349, 333-90931, 333-108063, 333-115892) on Form S-8, (Registration Statement No. 333-47426) on Form S-4 and (Registration Statement Nos. 333-22589, 333-35670, 333-43883, 333-44481, 333-44483, 333-47047, 333-47342, 333-52828, 333-104391, 333-108611, 333-112840, 333-112841) on Form S-3 of Omnicom Group Inc. and subsidiaries of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Omnicom Group Inc. and subsidiaries.

/s/ KPMG LLP

New York, New York
March 15, 2005

EXHIBIT 31.1

CERTIFICATION

I, John D. Wren, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2004 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2005

/s/ John D. Wren

John D. Wren
Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION

I, Randall J. Weisenburger, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2004 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2005

/s/ Randall J. Weisenburger

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of Omnicom Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Omnicom Group Inc. certifies that, to such officer's knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of Omnicom Group Inc. as of the dates and for the periods expressed in the Report.

Executed as of March 11, 2005.

/s/ John D. Wren

Name: **John D. Wren**
Title: **Chief Executive Officer and President**

/s/ Randall J. Weisenburger

Name: **Randall J. Weisenburger**
Title: **Executive Vice President and Chief Financial Officer**

Omnicom

Board Of Directors

BRUCE CRAWFORD
Chairman,
Omnicom Group

JOHN D. WREN
President and Chief Executive Officer,
Omnicom Group

ROBERT CHARLES CLARK
Harvard University Distinguished
Service Professor,
Harvard Law School

LEONARD S. COLEMAN, JR.
Senior Advisor, Major League Baseball,
Former Chairman, Arena Co.

ERROL M. COOK
Private Investor and Consultant,
Former Managing Director,
Warburg Pincus & Company

SUSAN S. DENISON
Partner,
Cook Associates

MICHAEL A. HENNING
Former Deputy Chairman,
Ernst & Young

JOHN R. MURPHY
Vice Chairman,
National Geographic Society

JOHN R. PURCELL
Chairman and Chief Executive Officer,
Grenadier Associates Ltd.

LINDA JOHNSON RICE
President and Chief Executive Officer,
Johnson Publishing Company, Inc.

GARY L. ROUBOS
Former Chairman,
Dover Corporation

Committees Of The Board

AUDIT
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

COMPENSATION
Gary L. Roubos, Chairman
Leonard S. Coleman, Jr.
Susan S. Denison
Linda Johnson Rice

FINANCE
Bruce Crawford, Chairman
John R. Purcell
Gary L. Roubos

GOVERNANCE
John R. Purcell, Chairman
Robert Charles Clark
Leonard S. Coleman, Jr.
Susan S. Denison
John R. Murphy
Linda Johnson Rice

Omnicom Officers

JOHN D. WREN
President and Chief Executive Officer

RANDALL J. WEISENBURGER
Executive Vice President and
Chief Financial Officer

MICHAEL BIRKIN
Vice Chairman

PETER MEAD
Vice Chairman

BRUCE REDDITT
Executive Vice President

SUSAN SMITH ELLIS
Executive Vice President

PHILIP J. ANGELASTRO
Senior Vice President Finance and Controller

MICHAEL J. O'BRIEN
Senior Vice President, General Counsel and
Secretary

PHILIP J. GEORGE
Tax Counsel

DENNIS E. HEWITT
Treasurer

Omnicom

Corporate Information

Principal Executive Offices

437 Madison Avenue
New York, New York 10022
212.415.3600

One East Weaver Street
Greenwich, Connecticut 06831
203.618.1500

239 Old Marylebone Road
London NW1 5QT
44 (0) 20 7928 7007

www.omnicomgroup.com

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, May 24, 2005, at 10:00 a.m. Central Time at
Omnicom Management Services
Harwood Center
Suite 1700
1999 Bryan Street
Dallas, Texas 75201

SEC Certifications

The certifications by the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer of Omnicom Group Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the company's 2004 Annual Report on Form 10-K.

NYSE Certification

The Chief Executive Officer and President of Omnicom Group Inc. made an unqualified certification to the New York Stock Exchange (NYSE) with respect to the company's compliance with the NYSE Corporate Governance listing standards in June 2004.

Stock Listing

Omnicom common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.melloninvestor.com

Investor Services Program

An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Mellon Investor Services at 877.870.2370 or go to www.melloninvestor.com.

Stock Transfer Matters/Change of Address

To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Mellon Investor Services LLC
Shareholder Relations Dept.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
877.870.2370

Independent Auditors

KPMG LLP
345 Park Avenue
New York, New York 10154

Printed on Recycled Paper

